SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2021

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: June 30, 2021	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Third Quarter and Year-to-Date Fiscal 2021 Results

•	Shaw delivers third quarter financial and subscriber performance in line with expectations and confirms the Company remains on track to achieve its current fiscal 2021 guidance

•	Shaw shareholders overwhelmingly voted in favour of the proposed business combination with Rogers Communications at special meeting of shareholders held on May 20, 2021

•	The Company redeemed all its issued and outstanding preferred shares on June 30, 2021 for an aggregate redemption price of $300 million

Calgary, Alberta (June 30, 2021) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended May 31, 2021. Consolidated revenue increased by 4.8% to $1.38 billion, adjusted EBITDA1 increased 5.4% year-over-year to $642 million and net income increased 92.4% to $354 million. Third quarter results include incremental Wireline Consumer revenue of approximately $20 million related to the release of a provision following the Canadian Radio-television and Telecommunications Commission (CRTC) decision on final aggregated Third Party Internet Access (TPIA) rates, substantially offset by approximately $25 million higher employee related costs primarily driven by equity-based compensation due to the significant increase in Shaw’s share price and adjustments to employee benefit provisions. Excluding the aforementioned items, consolidated revenue and adjusted EBITDA increased approximately 3.3% and 6.2%, respectively.

“Following nearly two years of regulatory uncertainty impacting our industry, the recent decisions by the CRTC have restored confidence in the regulatory framework and provided the necessary certainty to make the generational facilities–based investments that are required and critical in support of the latest technologies, strong competition and choice for more Canadians. By Shaw and Rogers coming together, the combined entity will have the scale, assets and capabilities to confidently invest billions of dollars that will serve future generations, help to close the digital divide and deliver coast-to-coast 5G service throughout Canada,” said Brad Shaw, Executive Chair & Chief Executive Officer.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (“Rogers Shares”) on the basis of the volume-weighted average trading price for the

[1]

Adjusted EBITDA is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. Additional information about this measure, including a quantitative reconciliation to the most directly comparable financial measure in the Company’s Consolidated Financial Statements, is incorporated by reference to “Non-GAAP and additional financial measures” in the management’s discussion and analysis (MD&A) dated June 30, 2021 for the three-month period ending May 31, 2021, available on SEDAR at www.sedar.com.

Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. As at March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

The Transaction remains subject to other customary closing conditions including approvals from certain Canadian regulators. Shaw and Rogers are working cooperatively and constructively with the Competition Bureau, Innovation, Science and Economic Development Canada (ISED) and the CRTC in order to secure the requisite approvals. Subject to receipt of all required approvals and satisfaction of all closing conditions, closing of the Transaction is expected to occur in the first half of 2022.

On May 28, 2021, the Company announced the redemption of all of its issued and outstanding Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares” and, together with the Series A Shares, the “Preferred Shares”) in accordance with their terms (as set out in the Company’s articles) on June 30, 2021 (the “Redemption Date”) at a price equal to $25.00 per Preferred Share (the “Redemption Price”), less any tax required to be deducted or withheld.

On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300 million.

On April 14, 2021, the Company’s Board of Directors declared a dividend of $0.17444 per Series A Share and $0.12956 per Series B Share, each payable on June 30, 2021 to holders of record on June 15, 2021. These were the final dividends on the Preferred Shares, which were paid separately from the aggregate Redemption Price and in the usual manner. Following payment of the June 30, 2021 dividends, there were no accrued and unpaid dividends on the Preferred Shares.

Further information regarding the Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Third Quarter Fiscal 2021

In the third quarter, the Company added approximately 51,000 new Wireless customers. Postpaid net additions of approximately 46,600 in the quarter were driven by the continued momentum of Shaw Mobile. Wireless service revenue growth of 9.2% is due to subscriber growth, partially offset by lower ARPU2. As the Company continues to scale its lower revenue Shaw Mobile customer base, third quarter Wireless ARPU decreased 5.1% from the prior year period to $36.94; however, an increase in customers signing up for our bundled offerings and Internet migration to faster speed tiers continues to accelerate which led to Internet revenue growth. Wireless postpaid churn3 of 1.07% improved approximately 18-basis points from

[2]

ARPU is a supplementary financial measure which may not be comparable to similar measures presented by other issuers. Additional information about this supplementary financial measure is incorporated by reference to “Key Performance Drivers” in the MD&A dated June 30, 2021 for the three-month period ending May 31, 2021, available on SEDAR at www.sedar.com.

[3]

Wireless postpaid churn is a metric used to measure the Company’s success in retaining Wireless subscribers. Additional information about this metric is incorporated by reference to “Key Performance Drivers” in the MD&A dated June 30, 2021 for the three-month period ending May 31, 2021, available on SEDAR at www.sedar.com.

the second quarter of fiscal 2021 and marginally increased from the record low churn of 0.96% in the third quarter of fiscal 2020.

In the quarter, Consumer RGU4 losses of approximately 36,300 continued its improving trend, led by Internet RGU additions of approximately 1,300 as customers continue to bundle their Internet and Wireless service together. Third quarter Wireline revenue increased 1.6% year-over-year to $1.08 billion and adjusted EBITDA increased 3.7% to $527 million. Third quarter Wireline financial results include approximately $20 million of incremental revenue due to the release of a provision following the CRTC decision on final aggregated TPIA rates, substantially offset by approximately $25 million higher employee related costs primarily driven by equity-based compensation due to the significant increase in Shaw’s share price and adjustments to employee benefit provisions. Excluding the aforementioned items, Wireline revenue decreased 0.3% and adjusted EBITDA increased 4.7%, resulting in adjusted EBITDA margin5 of 50.2% compared to 47.8% in the prior year period.

Selected Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars except per share amounts)	2021	2020	Change %	2021	2020	Change %
Revenue	1,375	1,312	4.8	4,132	4,058	1.8
Adjusted EBITDA(1)	642	609	5.4	1,886	1,797	5.0
Adjusted EBITDA Margin(1)	46.7%	46.4%	0.6	45.6%	44.3%	2.9
Free Cash Flow(2)	307	221	38.9	781	595	31.3
Net income	354	184	92.4	734	513	43.1
Earnings per share
Basic	0.71	0.35		1.44	0.98
Diluted	0.70	0.35		1.44	0.98

(1)	See “Non-GAAP and additional financial measures” in the accompanying MD&A.
(2)

Free cash flow is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. Additional information about this measure, including a quantitative reconciliation to the most directly comparable financial measure in the Company’s Consolidated Financial Statements, is incorporated by reference to “Non-GAAP and additional financial measures” in the MD&A dated June 30, 2021 for the three-month period ending May 31, 2021, available on SEDAR at www.sedar.com.

In the quarter, the Company added approximately 51,000 net Wireless RGUs, consisting of approximately 46,600 postpaid additions and 4,400 prepaid additions. Wireless service revenue for the three-month period increased 9.2% to $225 million over the comparable period in fiscal 2020 due to the increased subscriber base, including significant Shaw Mobile additions in the quarter. Third quarter ARPU decreased 5.1% year-over-year to $36.94. Wireless equipment revenue for the three-month period increased 58.7% to $73 million mainly due to increased device sales. Third quarter Wireless adjusted EBITDA of $115 million grew 13.9% year-over-year, primarily due to continued service revenue growth and improved equipment margins partially offset by higher IT, network and advertising costs relative to the prior year. Wireless adjusted EBITDA margin of 38.6% compared to 40.1% in the prior year primarily due to equipment sales being a higher proportion of wireless revenues in the current period.

Consumer RGUs declined by approximately 36,300 in the quarter compared to a loss of approximately 47,500 in the third quarter of fiscal 2020. The current quarter includes an improvement in Internet RGUs with a gain of approximately 1,300 compared to a loss of 5,100 in the same period last year. The mature

[4]

RGUs is a metric used to measure the count of subscribers in the Company’s Wireline and Wireless segments. Additional information about this metric is incorporated by reference to “Key Performance Drivers” in the MD&A dated June 30, 2021 for the three-month period ending May 31, 2021, available on SEDAR at www.sedar.com.

[5]

Adjusted EBITDA margin is a non-GAAP ratio. Adjusted EBITDA margin is not a standardized measure under IFRS and may not be a reliable way to compare us to other companies. Additional information about this measure is incorporated by reference to “Non-GAAP and additional financial measures” in the MD&A dated June 30, 2021 for the three-month period ending May 31, 2021, available on SEDAR at www.sedar.com.

products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 37,600 RGUs. During the quarter, the Company introduced Shaw Gig WiFi, leveraging the best in-home technology to give customers the faster speeds, lower latency and more consistent WiFi signal they need to connect all their devices. Through continued broadband product enhancements and Shaw Mobile bundling initiatives, the Company is focused on profitable subscriber growth and reducing household churn.

Third quarter Wireline revenue of $1.08 billion increased 1.6% and adjusted EBITDA of $527 million increased 3.7% year-over-year. Consumer revenue of $935 million increased 1.3% compared to the prior year period due to the incremental $20 million in revenue related to the final aggregated TPIA rates that date back to August 2019. Excluding the TPIA adjustment, Consumer revenue decreased 0.9% as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue increased 3.6% to $145 million with Internet revenue growth and continued demand for the Smart suite of products, partially offset by lower Video revenue primarily related to the impacts of COVID-19 on the hospitality sector. Third quarter Wireline adjusted EBITDA increased 3.7% year-over-year due to higher Wireline revenue, including the TPIA adjustment, proactive base management, and lower bad debt expense, partially offset by increased employee related costs primarily driven by equity-based compensation due to the significant increase in Shaw’s share price and adjustments to employee benefit provisions, as well as increased advertising and customer care expenses in the quarter. Excluding the $20 million TPIA adjustment and the higher employee related costs of approximately $25 million, Wireline adjusted EBITDA increased 4.7% compared to the prior year period.

Capital expenditures in the third quarter of $233 million were $35 million, or 13.1%, lower than the prior year period. Wireline capital spending decreased $32 million compared to the third quarter of fiscal 2020 primarily due to a decrease in success-based capital while Wireless spending was relatively flat compared to the prior year period.

Free cash flow for the quarter of $307 million compared to $221 million in the prior year period. The increase was primarily due to higher adjusted EBITDA, lower capital spending, and a $35 million reduction of tax related interest expense.

Net income for the third quarter of fiscal 2021 of $354 million compared to $184 million in the third quarter of fiscal 2020. The increase of $170 million was due mainly to an increase in adjusted EBITDA of $33 million and a revision to liabilities for uncertain tax positions that became statute barred in the period, which reduced income tax expense by $125 million and interest expense by $35 million. These increases in net income were offset by $18 million of non-operating costs related to the Transaction.

Fiscal 2021 Guidance

The Company confirms that it remains on track to meet its fiscal 2021 guidance of adjusted EBITDA growth over fiscal 2020, consolidated capital investments of approximately $1.0 billion. In light of the Company’s performance to date, the Company now expects free cash flow will exceed $800 million in fiscal 2021.

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. During the third quarter of fiscal 2021, the Company continued to experience a reduction in overall Wireline subscriber activity, an increase in wireline network usage as well as extended peak hours, increased demand for Wireless voice services, a decrease in Wireless roaming revenue, customer payments substantially in-line with historical trends, and an increase in credits provided for, as well as the reduction or cancellation of Shaw Business customer accounts.

While the financial impacts from COVID-19 in the third quarter of fiscal 2021 were not material, the situation is still uncertain in terms of its magnitude, outcome, duration, resurgence, emergence of variants, and/or subsequent waves. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability of certain customers to pay their bills. Shaw Business primarily serves the small and medium sized market, which is also particularly vulnerable to COVID-19 related restrictions, including mandated closures, capacity restrictions, self-quarantines or further social distancing requirements.

The Company believes its business and facilities-based networks provide critical and essential services to Canadians which remained resilient throughout the pandemic and will continue to be resilient in this dynamic and uncertain environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the evolving environment. Considering the ongoing presence of COVID-19, the speed at which it develops and/or changes, and the continued uncertainty of the magnitude, outcome, duration, resurgence, emergence of variants, and/or subsequent waves of the pandemic or the potential efficacy and continued availability and distribution of any COVID-19 vaccines, the current estimates of our operational and financial results which underlie our outlook for fiscal 2021 are subject to a significantly higher degree of uncertainty. Any estimate of the length and severity of these developments is therefore subject to uncertainty, as are our estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, financial results, and condition in future periods.

The Transaction could cause the attention of management of the Company to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. Because the completion of the Transaction is subject to significant uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company, which may adversely affect the Company’s ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement Agreement.

In addition, third parties with which the Company currently has business relationships or may have business relationships in the future, including industry partners, regulators, customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future relationships with the Company or Rogers. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company.

As at the end of May 31, 2021, the Company’s net debt leverage ratio5 of 2.4x was below its target leverage range of 2.5x to 3.0x. In the third quarter, Shaw repurchased 1,559,202 Class B Shares for approximately $36 million. For the nine months ended May 31, 2021, the Company purchased 14,783,974 Class B Shares for cancellation for a total cost of approximately $336 million. In connection with the announcement of the proposed Transaction on March 15, 2021, the Company suspended share buybacks under its normal course issuer bid (NCIB) program.

Mr. Shaw concluded, “Our third quarter and year-to-date results reflect our balanced approach to profitable subscriber growth, improved customer experience, and solid execution throughout the organization. While we continue to navigate the COVID-19 pandemic, I am optimistic that returning to our normal routine is imminent and that connectivity will remain just as important to Canadians. As significant network investments we have made in the past enabled us to provide critical connectivity during their time of need through COVID, our combination with Rogers will serve future generations with a robust 5G service and by reaching deeper into rural, remote and Indigenous communities. With a successful shareholder vote completed and court approval obtained, we turn our focus to working closely with Rogers to obtain the required regulatory approvals to close the Transaction.”

[5]

Net debt leverage ratio is a non-GAAP ratio and net debt, which is a component of net debt leverage ratio, is a non-GAAP financial measure. Net debt leverage ratio and net debt are not standardized measures under IFRS and may not be a reliable way to compare us to other companies. Additional information about these measures is incorporated by reference to “Non-GAAP and additional financial measures” in the MD&A dated June 30, 2021 for the three-month period ending May 31, 2021, available on SEDAR at www.sedar.com.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended May 31, 2021

June 30, 2021

Advisories

The following Management’s Discussion and Analysis (MD&A) of Shaw Communications Inc. is dated June 30, 2021 and should be read in conjunction with the condensed interim Consolidated Financial Statements and Notes thereto for the three and nine-month periods ended May 31, 2021 and the 2020 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2020 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (IFRS) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A may include, but are not limited to statements relating to:

•	the expected impact of the COVID-19 pandemic;

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	anticipated benefits of the Transaction (as defined below) to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;

•	the timing, receipt and conditions of required regulatory or other third party approvals, including but not limited to the receipt of applicable approvals under the Broadcasting Act (Canada), the

Shaw Communications Inc.

Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Transaction;

•	the ability of the Company and Rogers to satisfy the other conditions to the closing of the Transaction and the anticipated timing for closing of the Transaction;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures, and partnership arrangements;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

•	the expected number of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented or withdrawn by governments or regulators;

•	timing of new product and service launches;

•	the resiliency and performance of the Company’s wireline and wireless networks;

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	expected changes in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	expansion of and changes in the Company’s business and operations and other goals and plans; and

•	execution and success of the Company’s current and long term strategic initiatives.

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. Considering the uncertain and changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial and municipal), regulatory authorities, businesses and customers, there continues to be inherently more uncertainty associated with the Company’s assumptions as compared to prior periods.

These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic conditions, which includes the impact on the economy and financial markets of the COVID-19 pandemic and other health risks;

•	the impact of the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources and/or financial results;

•	anticipated benefits of the Transaction to the Company and its security holders;

Shaw Communications Inc.

•	the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of the Key Regulatory Approvals related to the Transaction;

•	the ability of the Company and Rogers to satisfy the other conditions to closing of the Transaction in a timely manner and the completion of the Transaction on expected terms;

•

the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the impact of the announcement of the Transaction and the dedication of substantial Company resources to pursuing the Transaction on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•	the ability to satisfy the other expectations and assumptions concerning the Transaction and the operations and capital expenditure plans for the Company following completion of the Transaction;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment, and devices;

•	industry structure, conditions and stability;

•	regulation, legislation or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation or withdrawal of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long-term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•

operating expenses and capital cost estimates associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees to reduce the spread of COVID-19;

•	the Company’s access to sufficient retail distribution channels;

•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•

changes in general economic, market and business conditions including the impact of the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

Shaw Communications Inc.

•

increased operating expenses and capital costs associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees in response to the COVID-19 pandemic;

•

the failure of the Company and Rogers to receive, in a timely manner and on satisfactory terms, the necessary regulatory or other third-party approvals, including but not limited to the Key Regulatory Approvals required to close the Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Transaction;

•	the ability to complete the Transaction on the terms contemplated by the arrangement agreement (the “Arrangement Agreement”) between the Company and Rogers;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the Company’s failure to complete the Transaction for any reason could materially negatively impact the trading price of the Company’s securities;

•

the announcement of the Transaction and the dedication of substantial Company resources to pursuing the Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information and communications industries;

•	changes in laws, regulations and decisions by regulators, or other actions by governments or regulators, that affect the Company or the markets in which it operates;

•	any emergency measures implemented or withdrawn by governments or regulators;

•	technology, privacy, cyber security and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects by the completion date;

•	the Company’s ability to grow subscribers and market share;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•

the Company’s ability to access key suppliers and third-party service providers and their goods and services required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•

the Company’s ability to complete the deployment of (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	opportunities that may be presented to and pursued by the Company;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

Shaw Communications Inc.

•	other factors described in the Company’s fiscal 2020 Annual MD&A under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in the Company’s fiscal 2020 Annual MD&A and this MD&A. This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook.” Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance, and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form, is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-GAAP and additional financial measures

Certain measures in this MD&A do not have standard meanings prescribed by GAAP and are therefore considered non-GAAP financial measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, GAAP and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-GAAP and additional financial measures” in this MD&A for a discussion and reconciliation of non-GAAP financial measures, including adjusted EBITDA, free cash flow and net debt as well as net debt leverage ratio and adjusted EBITDA margin, which are non-GAAP ratios.

Shaw Communications Inc.

Introduction

At Shaw, we focus on delivering sustainable long-term growth by connecting customers to the world through a best-in-class seamless connectivity experience by leveraging our world class converged network. This includes driving operational efficiencies and executing on our strategic priorities through the delivery of an exceptional customer experience and a more agile operating model. Our strategic priorities include growing our customer relationships, identifying sustainable cost savings in our core Wireline business, and making the appropriate investments to capitalize on future growth, including network related investments to support continued broadband product enhancements and improve the wireless experience.

With the onset of the global COVID-19 pandemic in 2020, connectivity rapidly became a critical lifeline for Canadians and our economy. During this unprecedented period, our network performance was exceptional, and we remain focused on supporting our employees, customers and communities. Our robust facilities-based network, the result of years of significant investment, has showcased its strength in addressing our customers’ need to stay connected to family, friends and colleagues and work from home throughout the COVID-19 pandemic. During the third quarter, the Company continued to experience the following key impacts related to COVID-19:

•	a reduction in overall wireline subscriber activity,

•	an increase in wireline network usage as well as extended peak hours,

•	increased demand for wireless voice services,

•	a decrease in wireless roaming revenue,

•	customer payments substantially in-line with historical trends, and

•	an increase in credits provided for, as well as the reduction or cancellation of, Shaw Business customer accounts.

While the pandemic has had an impact on our business, Shaw continues to be resilient, delivering solid financial and operating results, and we believe that we are well positioned to meet the rapidly changing and increasing demands of our customers. The financial impacts from COVID-19 in the third quarter were not material; however, the situation remains uncertain in terms of (i) its magnitude, outcome, duration, resurgences, emergence of variants, and/or subsequent waves, and (ii) the continued availability and distribution of any COVID-19 vaccines. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability of certain customers to pay their bills. Shaw Business primarily serves the small and medium sized market, which is also particularly vulnerable to COVID-19 related restrictions, including mandated closures or further social distancing requirements.

As an ongoing risk, the duration and impact of the COVID-19 pandemic is still unknown, as is the efficacy and duration of the government interventions. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family

Shaw Communications Inc.

Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. As at March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

The Transaction remains subject to other customary closing conditions including approvals from certain Canadian regulators. Shaw and Rogers are working cooperatively and constructively with the Competition Bureau, Innovation, Science and Economic Development Canada (ISED) and the Canadian Radio-television and Telecommunications Commission (CRTC) in order to secure the requisite approvals. Subject to receipt of all required approvals and satisfaction of all closing conditions, closing of the Transaction is expected to occur in the first half of 2022.

On May 28, 2021, the Company announced the redemption of all of its issued and outstanding Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”, and together with the Series A Shares, the “Preferred Shares”) in accordance with their terms (as set out in the Company’s articles) on June 30, 2021 (the “Redemption Date”) at a price equal to $25.00 per Preferred Share (the “Redemption Price”), less any tax required to be deducted or withheld.

On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300 million.

On April 14, 2021, the Company’s Board of Directors declared a dividend of $0.17444 per Series A Share and $0.12956 per Series B Share, each payable on June 30, 2021 to holders of record on June 15, 2021. These were the final dividends on the Preferred Shares, which were paid separately from the aggregate Redemption Price and in the usual manner. Following payment of the June 30, 2021 dividends, there were no accrued and unpaid dividends on the Preferred Shares.

Further information regarding the Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Wireless

Our Wireless division currently operates in Ontario, Alberta and British Columbia, covering approximately 50% of the Canadian population.

On July 30, 2020, the Company launched Shaw Mobile, a new wireless service in western Canada that leverages Shaw’s LTE and Fibre+ networks, along with Canada’s largest WiFi service, to provide Shaw Internet customers with an innovative wireless experience. Shaw Mobile provides Shaw Internet customers with bundling opportunities to take advantage of unprecedented savings, combined with the ability to customize their mobile data requirements through two rate plans – By The Gig and Unlimited Data. Shaw

Shaw Communications Inc.

Mobile is a powerful example of how facilities-based service providers can compete and innovate. Shaw Mobile capitalizes on the long-term trend that shows the vast majority of Canadians’ smart device data usage occurs on WiFi networks, a fact amplified by recent work-from-home trends. Freedom Mobile continues to promote its Big Gig Unlimited and Absolute Zero offers.

Third quarter fiscal 2021 results include Wireless net additions of approximately 51,000. Wireless service revenue increased 9.2% to $225 million and adjusted EBITDA1 increased 13.9% to $115 million compared to the third quarter of fiscal 2020, primarily due to continued service revenue growth and improved equipment margins partially offset by higher IT, network and advertising costs relative to the prior year. Wireless adjusted EBITDA margin of 38.6% compared to 40.1% in the prior year primarily due to equipment sales being a higher proportion of wireless revenues in the current period.

The Company made significant investments in its wireless network and customer service capabilities. Total wireless retail locations across its operating footprint, including corporate, dealer and national retail, are approximately 740, where Shaw Mobile is available in approximately 150 locations.

The Company continues to prioritize network investments as part of its converged network strategy and leverages the coaxial cable (which transports both power and multi-gigabit data speeds) in its Fibre+ network for the rapid and flexible deployment of small cells, which will support densification efforts.

Wireline

In our Wireline business, we continue to be a technology leader and western Canada’s leader in gig speed Internet underpinned by our Fibre+ network. Through our digital transformation, we have made it easier to interact with our customers and are leveraging insights from customer data to better understand their preferences so we can provide them with the services they want. We continue to streamline and simplify manual processes to improve the customer experience and day-to-day operations for our employees.

Despite the unprecedented impact that the COVID-19 pandemic has had on the lives of our customers, and the corresponding impacts to the way we serve our customers, our focus remains on the execution and delivery of stable and profitable Wireline results. This includes growth in high quality Internet subscribers and improving overall customer account profitability by attracting and retaining higher value households with our best value proposition on 2-year ValuePlans for those who want faster Internet with a better customer experience in addition to Video and Wireless services.

During the quarter, the Company introduced Shaw Gig WiFi, leveraging the best in-home technology to give customers the faster speeds, lower latency and more consistent WiFi signal they need to connect all their devices. Through continued broadband product enhancements and Shaw Mobile bundling initiatives, the Company is focused on profitable subscriber growth and reducing household churn.

In the quarter, Consumer RGU2 losses of approximately 36,300 continued its improving trend, led by Internet RGU additions of approximately 1,300 as customers bundled their Internet and Wireless service together. Third quarter Wireline revenue increased 1.6% year-over-year to $1.08 billion and adjusted EBITDA increased 3.7% to $527 million. Third quarter Wireline financial results include approximately $20 million of incremental revenue related to the release of a provision following the CRTC decision on final aggregated TPIA rates, substantially offset by approximately $25 million higher employee related costs primarily driven by equity-based compensation due to the significant increase in Shaw’s share price

[1]

Adjusted EBITDA is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. Adjusted EBITDA is not a defined term under IFRS and does not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about this measure, including a quantitative reconciliation to the most directly comparable financial measure in the Company’s Consolidated Financial Statements.

[2]	See “Key Performance Drivers.”

Shaw Communications Inc.

and adjustments to employee benefit provisions. Excluding the aforementioned items, Wireline revenue decreased 0.3% and adjusted EBITDA increased 4.7%, resulting in an adjusted EBITDA margin3 of 50.2% compared to 47.8% in the prior year period.

Our Wireline Business division provides connectivity solutions to its customers by leveraging our Smart suite products which provide cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by businesses of all sizes as the digital economy grows in scope and complexity. The COVID-19 pandemic impacted the Business division by causing the crediting, as well as the reduction or cancellation, of a number of Business customer accounts and slowing revenue growth. In response to the changing needs of its customers during the pandemic, Shaw Business added a suite of collaboration tools and new Smart products, such as Microsoft 365, Smart Remote Office, SmartSecurity and SmartTarget and launched a 1.5 Gig Internet speed tier providing businesses of all sizes the speed and bandwidth to leverage data-heavy applications and cloud services. Despite the continued uncertain environment, Shaw Business revenue grew 3.6% to $145 million year-over-year.

[3]

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is not a standardized measure under IFRS and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about this non-GAAP ratio.

Shaw Communications Inc.

Selected financial and operational highlights

Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars except per share amounts)	2021	2020	Change %	2021	2020	Change %
Operations:
Revenue	1,375	1,312	4.8	4,132	4,058	1.8
Adjusted EBITDA(1)	642	609	5.4	1,886	1,797	5.0
Adjusted EBITDA margin(1)	46.7%	46.4%	0.6	45.6%	44.3%	2.9
Funds flow from operations(2)	708	541	30.9	1,735	1,487	16.7
Free cash flow(1)	307	221	38.9	781	595	31.3
Net income	354	184	92.4	734	513	43.1
Per share data:
Earnings per share
Basic	0.71	0.35		1.44	0.98
Diluted	0.70	0.35		1.44	0.98
Weighted average participating shares for basic earnings per share outstanding during period (millions)	499	513		505	516

(1)

Adjusted EBITDA, adjusted EBITDA margin and free cash flow are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about these measures including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements.

(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the condensed interim Consolidated Statements of Cash Flows.

Key Performance Drivers

The Company measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers – Statistical Measures” in the 2020 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with GAAP, should not be considered alternatives to revenue, net income or any other measure of performance under GAAP and may not be comparable to similar measures presented by other issuers.

Shaw Communications Inc.

Subscriber (or revenue generating unit (RGU)) highlights

The Company measures the count of its subscribers in its Consumer, Business, and Wireless divisions. For further details and discussion on subscriber counts for RGUs see “Key Performance Drivers – Statistical Measures – Subscriber Counts for RGUs” in the MD&A for the year ended August 31, 2020.

			Change		Change
			Three months ended		Nine months ended
	May 31, 2021	August 31, 2020	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
Wireline – Consumer
Video – Cable	1,308,669	1,390,520	(20,917)	(21,604)	(81,851)	(54,862)
Video – Satellite	602,771	650,727	(861)	(110)	(47,956)	(45,196)
Internet	1,884,658	1,903,868	1,283	(5,103)	(19,210)	6,617
Phone	612,655	672,610	(15,777)	(20,648)	(59,955)	(70,373)

Total Consumer	4,408,753	4,617,725	(36,272)	(47,465)	(208,972)	(163,814)

Wireline – Business
Video – Cable	37,838	37,512	29	(4,854)	326	(6,011)
Video – Satellite	35,162	36,002	(1,302)	(4,835)	(840)	(1,403)
Internet	180,961	178,270	1,131	82	2,691	438
Phone	391,057	387,660	(47)	1,779	3,397	7,541

Total Business	645,018	639,444	(189)	(7,828)	5,574	565

Total Wireline	5,053,771	5,257,169	(36,461)	(55,293)	(203,398)	(163,249)

Wireless
Postpaid	1,691,144	1,482,175	46,604	2,236	208,969	123,390
Prepaid	364,704	339,339	4,404	(7,701)	25,365	(19,885)

Total Wireless	2,055,848	1,821,514	51,008	(5,465)	234,334	103,505

Total Subscribers	7,109,619	7,078,683	14,547	(60,758)	30,936	(59,744)

In Wireless, the Company gained 51,008 net postpaid and prepaid subscribers in the quarter, consisting of 46,604 postpaid additions and 4,404 prepaid additions.

Wireline RGUs decreased by 36,461 compared to a 55,293 RGU loss in the third quarter of fiscal 2020. The current quarter includes an improvement in Internet RGUs with a gain of 1,283 compared to a loss of 5,103 in the same period last year. The mature products within the Consumer division, including Video, Satellite and Phone, declined in the aggregate by 37,555 RGUs.

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.07% in the third quarter of fiscal 2021 increased 11-basis points from 0.96% in the third quarter of fiscal 2020.

Shaw Communications Inc.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $40.56 in the third quarter of fiscal 2021 compares to $44.27 in the third quarter of fiscal 2020, representing a decrease of 8.4%.

Wireless average revenue per subscriber unit (ARPU)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $36.94 in the third quarter of fiscal 2021 compares to $38.94 in the third quarter of fiscal 2020, representing a decrease of 5.1%.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the consolidated third quarter financial results are as follows:

Revenue

Revenue for the third quarter of fiscal 2021 of $1.38 billion increased $63 million, or 4.8%, from $1.31 billion for the third quarter of fiscal 2020, highlighted by the following:

•

Revenues in the Consumer division of $935 million increased $12 million, or 1.3%, compared to the prior year period due to the incremental $20 million in revenue related to the release of a provision following the CRTC decision on the final aggregated TPIA rates that date back to August 2019. Excluding the TPIA adjustment, Consumer revenue decreased 0.9% as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•

The Wireless division contributed $298 million and included a $46 million, or 18.3%, increase over the third quarter of fiscal 2020 reflecting a $19 million increase in service revenue due to the increased subscriber base, including significant Shaw Mobile additions in the quarter and an increase in equipment revenue of $27 million mainly due to increased device sales.

•

The Business division had growth of $5 million, or 3.6%, in comparison to the third quarter of fiscal 2020 reflecting Internet revenue growth and continued demand for the Smart suite of products, partially offset by lower video revenue primarily related to impacts of COVID-19 on the hospitality sector.

Compared to the second quarter of fiscal 2021, consolidated revenue for the quarter decreased 0.9%, or $12 million. The decrease in revenue over the prior quarter includes a $38 million decrease in the Wireless division driven by a $45 million decrease in equipment revenue partially offset by a $7 million increase in service revenue which reflects the impact of the increased subscriber base partially mitigated by a decrease in ABPU (down from $40.98 in the second quarter of fiscal 2021 to $40.56 in the current quarter). Meanwhile, ARPU increased quarter-over-quarter (from $36.82 in the second quarter of fiscal 2021 to $36.94 in the current quarter). The decrease in Wireless was partially offset by Wireline as revenues

Shaw Communications Inc.

increased by $26 million over the prior quarter primarily due to the incremental $20 million in revenue related to the release of a provision following the CRTC decision on the final aggregated TPIA rates that date back to August 2019.

Revenue for the nine-month period ended May 31, 2021 of $4.13 billion increased $74 million, or 1.8%, from $4.06 billion for the comparable period in fiscal 2020.

•

The year-over-year improvement in revenue was primarily due to a $79 million increase in the Wireless division as revenues increased to $951 million mainly due to an increase in service revenue of $54 million, or 8.9%, and equipment revenue of $25 million, or 9.3%, compared to the comparable nine-month period of fiscal 2020.

•	The Business division contributed $8 million, or 1.9%, to the consolidated revenue improvements for the nine-month period driven primarily by customer growth.

•

Consumer division revenues decreased $11 million, or 0.4%, compared to the comparable nine-month period of fiscal 2020 as the incremental $20 million in revenue related to the release of a provision following the CRTC decision on the final aggregated TPIA rates that date back to August 2019 recorded in the current period and growth in Internet revenues were fully offset by declines in Video, Satellite and Phone subscribers and revenues.

Adjusted EBITDA

Adjusted EBITDA for the third quarter of fiscal 2021 of $642 million increased by $33 million, or 5.4%, from $609 million for the third quarter of fiscal 2020, highlighted by the following:

•

The year-over-year improvement in the Wireless division of $14 million, or 13.9%, is mainly due to continued service revenue growth and improved equipment margins partially offset by higher IT, network and advertising costs relative to the prior year. Wireless adjusted EBITDA margin of 38.6% compared to 40.1% in the prior year primarily due to equipment sales being a higher proportion of wireless revenues in the current period.

•

The year-over-year increase in the Wireline division of $19 million, or 3.7%, was primarily due to higher Wireline revenue, including the TPIA adjustment, proactive base management, and lower bad debt expense, partially offset by increased employee related costs primarily driven by equity-based compensation due to the significant increase in Shaw’s share price and adjustments to employee benefit provisions, as well as increased advertising and customer care expenses in the quarter. Excluding the $20 million TPIA adjustment and the higher employee related costs of approximately $25 million, Wireline adjusted EBITDA increased 4.7% compared to the prior year.

Consistent with the variances noted above, adjusted EBITDA margin for the third quarter of 46.7% increased 30-basis points compared to 46.4% in the third quarter of fiscal 2020.

Compared to the second quarter of fiscal 2021, adjusted EBITDA for the current quarter increased $5 million, or 0.8%, primarily due to an $18 million increase in the Wireless division largely due to a $7 million increase in service revenues and the impact of higher margins due to equipment sales being a lower proportion of wireless revenues in the current quarter, partially offset by a $13 million decrease in the Wireline division as the impact of the incremental $20 million in revenue related to the release of a provision following the CRTC decision on the final aggregated TPIA rates that date back to August 2019 recorded in the current period was more than fully offset by the $25 million increase of various employee related costs primarily driven by equity-based compensation due to the significant increase in Shaw’s share price in the current quarter and the $8 million employee benefits provision release in the prior quarter.

For the nine-month period ended May 31, 2021, adjusted EBITDA of $1.89 billion increased $89 million, or 5.0%, from $1.80 billion for the comparable prior year period.

•

Wireless adjusted EBITDA for the nine-month period increased $34 million, or 13.4%, over the comparable period mainly due to an increase in service revenues, partially offset by additional costs in connection with the expansion of the Shaw retail footprint in the current year.

Shaw Communications Inc.

•

Wireline adjusted EBITDA for the nine-month period increased $55 million, or 3.6%, over the comparable period mainly due to decreased operating costs, including lower employee related costs, travel expenses, and advertising, partially offset by a decrease in Consumer revenue as noted above.

Free cash flow

Free cash flow for the third quarter of fiscal 2021 of $307 million increased $86 million from $221 million in the third quarter of fiscal 2020, mainly due to a $33 million increase in adjusted EBITDA, a $35 million decrease in capital expenditures and a $35 million reduction of tax related interest expense, partially offset by an $18 million increase in cash taxes.

Net income (loss)

Net income of $354 million and $734 million for the three and nine months ended May 31, 2021 respectively, compared to a net income of $184 and $513 million for the same periods in fiscal 2020. The changes in net income are outlined in the following table:

	May 31, 2021 net income compared to:
	Three months ended		Nine months ended
(millions of Canadian dollars)	February 28, 2021	May 31, 2020	May 31, 2020
Increased adjusted EBITDA(1)	5	33	89
Decreased restructuring costs(2)	—	13	—
Decreased (increased) amortization	2	1	(4)
Change in net other costs and revenue(3)	(11)	8	61
Decreased income taxes	141	115	75

	137	170	221

(1)	See “Non-GAAP and additional financial measures.”
(2)

During the first, second, and third quarters of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded costs of $12 million in the first quarter of fiscal 2021, $1 million in the second quarter of fiscal 2021, and $1 million in the third quarter of fiscal 2021, in each case primarily related to severance and employee related costs.

(3)

Net other costs and revenue include accretion of long-term liabilities and provisions, interest, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income. In the second quarter of fiscal 2021, the Company recorded a $27 million fair value gain on private investments in this category while in the third quarter of fiscal 2021, the Company recorded $18 million in Transaction-related advisory, legal, financial, and other professional costs.

Outlook

The Company confirms that it remains on track to meet its fiscal 2021 guidance of adjusted EBITDA growth over fiscal 2020, consolidated capital investments of approximately $1.0 billion. In light of the Company’s performance to date, the Company now expects free cash flow will exceed $800 million in fiscal 2021.

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. During the third quarter of fiscal 2021, the Company continued to experience a reduction in overall Wireline subscriber activity, an increase in wireline network usage as well as extended peak hours, increased demand for Wireless voice

Shaw Communications Inc.

services, a decrease in Wireless roaming revenue, customer payments substantially in-line with historical trends, and an increase in credits provided for, as well as the reduction or cancellation of Shaw Business customer accounts.

While the financial impacts from COVID-19 in the third quarter of fiscal 2021 were not material, the situation is still uncertain in terms of its magnitude, outcome, duration, resurgence, emergence of variants, and/or subsequent waves. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability of certain customers to pay their bills. Shaw Business primarily serves the small and medium sized market, which is also particularly vulnerable to COVID-19 related restrictions, including mandated closures, capacity restrictions, self-quarantines or further social distancing requirements.

The Company believes its business and facilities-based networks provide critical and essential services to Canadians which remained resilient throughout the pandemic and will continue to be resilient in this dynamic and uncertain environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the evolving environment. Considering the ongoing presence of COVID-19, the speed at which it develops and/or changes, and the continued uncertainty of the magnitude, outcome, duration, resurgence, emergence of variants, and/or subsequent waves of the pandemic or the potential efficacy and continued availability and distribution of any COVID-19 vaccines, the current estimates of our operational and financial results which underlie our outlook for fiscal 2021 are subject to a significantly higher degree of uncertainty. Any estimate of the length and severity of these developments is therefore subject to uncertainty, as are our estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, financial results, and condition in future periods.

The Transaction could cause the attention of management of the Company to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. Because the completion of the Transaction is subject to significant uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company, which may adversely affect the Company’s ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement Agreement.

In addition, third parties with which the Company currently has business relationships or may have business relationships in the future, including industry partners, regulators, customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future relationships with the Company or Rogers. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company.

Under the Arrangement Agreement, the Company must generally use its reasonable best efforts to conduct its business in the Ordinary Course (as such term is defined in the Arrangement Agreement) and, prior to the completion of the Transaction or the termination of the Arrangement Agreement, the Company is subject to certain covenants which restrict it from taking certain actions without the prior consent of Rogers and which require it to take certain other actions. In either case, such covenants may delay or prevent the Company from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if the Company were to remain a standalone entity. The entering into of the Arrangement Agreement may also preclude the Company from participating in any auction by ISED for wireless spectrum licensing.

On April 6, 2021, ISED published its list of applicants to participate in the 3500 MHz spectrum auction, which commenced on June 15, 2021. The list confirms that Shaw has elected not to participate in the auction.

Shaw Communications Inc.

See “Caution concerning forward-looking statements.”

Non-GAAP and additional financial measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures or ratios. These financial measures or ratios do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional financial measures. Additional financial measures include line items, headings and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-GAAP financial measures, ratios and additional financial measures have not been presented as an alternative to revenue, net income or any other measure of performance required by GAAP.

Below is a discussion of the non-GAAP financial measures, ratios and additional financial measures used by the Company and provides a reconciliation to the nearest GAAP measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business. Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	2021	2020
Net income	354	184	734	513
Add back (deduct):
Restructuring costs	1	14	14	14
Amortization:
Deferred equipment revenue	(3)	(4)	(9)	(13)
Deferred equipment costs	11	16	37	51
Property, plant and equipment, intangibles and other	292	290	881	867
Amortization of financing costs – long-term debt	1	—	2	2
Interest expense	31	67	164	206
Other losses (gains)	21	(7)	(4)	15
Current income tax expense	(88)	19	(8)	78
Deferred income tax expense	22	30	75	64

Adjusted EBITDA	642	609	1,886	1,797

Shaw Communications Inc.

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended May 31,			Nine months ended May 31,
	2021	2020	Change %	2021	2020	Change %
Wireline	48.8%	47.8%	2.1	50.1%	48.4%	3.5
Wireless	38.6%	40.1%	(3.7)	30.2%	29.0%	4.1

Combined Wireline and Wireless	46.7%	46.4%	0.6	45.6%	44.3%	2.9

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and capital resources” for further detail.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA and then deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities, lease payments relating to lease liabilities, dividends paid on the preferred shares, and recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense or recovery.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	Change %	2021	2020	Change %
Revenue
Consumer	935	923	1.3	2,755	2,766	(0.4)
Business	145	140	3.6	435	427	1.9

Wireline	1,080	1,063	1.6	3,190	3,193	(0.1)
Service	225	206	9.2	658	604	8.9
Equipment	73	46	58.7	293	268	9.3

Wireless	298	252	18.3	951	872	9.1

	1,378	1,315	4.8	4,141	4,065	1.9
Intersegment eliminations	(3)	(3)	—	(9)	(7)	28.6

	1,375	1,312	4.8	4,132	4,058	1.8

Adjusted EBITDA
Wireline	527	508	3.7	1,599	1,544	3.6
Wireless	115	101	13.9	287	253	13.4

	642	609	5.4	1,886	1,797	5.0

Capital expenditures and equipment costs (net):(1)
Wireline	163	195	(16.4)	502	623	(19.4)
Wireless	70	73	(4.1)	214	181	18.2

	233	268	(13.1)	716	804	(10.9)

Free cash flow before the following	409	341	19.9	1,170	993	17.8
Less:
Interest on debt and provisions	(19)	(54)	(64.8)	(128)	(168)	(23.8)
Interest on lease liabilities	(12)	(11)	9.1	(34)	(33)	3.0
Cash taxes	(48)	(30)	60.0	(146)	(113)	29.2
Lease payments relating to lease liabilities	(24)	(25)	(4.0)	(82)	(82)	—
Other adjustments:
Non-cash share-based compensation	—	—	—	1	1	—
Pension adjustment	3	3	—	6	4	50.0
Preferred share dividends	(2)	(3)	(33.3)	(6)	(7)	(14.3)

Free cash flow	307	221	38.9	781	595	31.3

(1)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	Change %	2021	2020	Change %
Consumer	935	923	1.3	2,755	2,766	(0.4)
Business	145	140	3.6	435	427	1.9

Wireline revenue	1,080	1,063	1.6	3,190	3,193	(0.1)
Adjusted EBITDA(1)	527	508	3.7	1,599	1,544	3.6

Adjusted EBITDA margin(1)	48.8%	47.8%	2.1	50.1%	48.4%	3.5

(1)	See “Non-GAAP and additional financial measures.”

In the third quarter of fiscal 2021, Wireline RGUs decreased by 36,461 compared to a 55,293 RGU loss in the third quarter of fiscal 2020. The current quarter includes an improvement in Internet RGUs with a gain of 1,283 compared to a loss of 5,103 in the same period last year. The mature products within the Consumer division, including Video, Satellite and Phone, declined in the aggregate by 37,555 RGUs.

Revenue highlights include:

•

Consumer revenue for the third quarter of fiscal 2021 increased by $12 million, or 1.3%, compared to the third quarter of fiscal 2020 primarily due to the incremental $20 million in revenue related to the release of a provision following the CRTC decision on the final aggregated TPIA rates that date back to August 2019. Excluding the TPIA adjustment, Consumer revenue decreased 0.9% as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•	As compared to the second quarter of fiscal 2021, the current quarter revenue increased by $26 million, or 2.9%. Excluding the $20 million TPIA adjustment, Consumer revenue increased 0.7%

•

Business revenue of $145 million for the third quarter of fiscal 2021 increased $5 million, or 3.6%, compared to the third quarter of fiscal 2020, reflecting Internet revenue growth and continued demand for the Smart suite of products, partially offset by lower video revenue primarily related to impacts of COVID-19 on the hospitality sector.

•	As compared to the second quarter of fiscal 2021, the current quarter revenue remained unchanged.

•

Wireline revenue for the first nine months of fiscal 2021 decreased $3 million, or 0.1%, compared to the first nine months of fiscal 2020, primarily due to a $11 million decrease in Consumer revenue as the incremental $20 million in revenue related to the release of a provision following the CRTC decision on the final aggregated TPIA rates that date back to August 2019 recorded in the current period and growth in Internet revenues were fully offset by declines in Video, Satellite and Phone subscribers and revenues. This was partially offset by a $8 million increase in Business revenue.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA for the third quarter of fiscal 2021 of $527 million increased 3.7%, or $19 million, from $508 million in the third quarter of fiscal 2020. The increase was primarily due to higher Wireline revenue, including the TPIA adjustment, proactive base management, and lower bad debt expense, partially offset by increased employee related costs primarily driven by equity-based compensation due to the significant increase in Shaw’s share price and adjustments to employee benefit provisions, as well as increased advertising and customer care expenses in the quarter. Excluding the $20 million TPIA adjustment and the higher employee related costs of approximately $25 million, Wireline adjusted EBITDA increased 4.7% compared to the prior year period.

Shaw Communications Inc.

•

As compared to the second quarter of fiscal 2021, Wireline adjusted EBITDA for the current quarter decreased by $13 million, or 2.4%, as the impact of the incremental $20 million in revenue related to the release of a provision following the CRTC decision on the final aggregated TPIA rates that date back to August 2019 recorded in the current period was more than fully offset by the $25 million increase of various employee related costs primarily driven by equity-based compensation due to the significant increase in Shaw’s share price in the current quarter and the $8 million employee benefits provision release in the prior quarter.

•

Adjusted EBITDA for the first nine months of fiscal 2021 increased $55 million, or 3.6%, compared to the first nine months of fiscal 2020, mainly due to decreased operating costs, including lower employee related costs, travel expenses, and advertising, partially offset by a decrease in Consumer revenue as noted above.

Wireless

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	Change %	2021	2020	Change %
Service	225	206	9.2	658	604	8.9
Equipment and other	73	46	58.7	293	268	9.3

Wireless revenue	298	252	18.3	951	872	9.1
Adjusted EBITDA(1)	115	101	13.9	287	253	13.4

Adjusted EBITDA margin(1)	38.6%	40.1%	(3.7)	30.2%	29.0%	4.1

(1)	See “Non-GAAP and additional financial measures.”

The Wireless division added 51,008 RGUs in the third quarter of fiscal 2021 as compared to 5,465 RGUs lost in the third quarter of fiscal 2020. The net additions in the quarter consisted of 46,604 postpaid and 4,404 prepaid additions.

Revenue highlights include:

•

Revenue of $298 million for the third quarter of fiscal 2021 increased $46 million, or 18.3%, over the third quarter of fiscal 2020. This was primarily due to an increase in service revenues of $19 million, or 9.2%, due to the increased subscriber base, including significant Shaw Mobile additions in the quarter and an increase in equipment revenue of $27 million, or 58.7%, mainly due to increased device sales. There was an 8.4% and 5.1% year-over-year decrease in ABPU to $40.56 and ARPU to $36.94, respectively.

•

As compared to the second quarter of fiscal 2021, the current quarter revenue decreased $38 million, or 11.3%, due to a $45 million decrease in equipment revenue partially offset by a $7 million increase in service revenue which reflects the impact of the increased subscriber base partially mitigated by a decrease in ABPU (down from $40.98 in the second quarter of fiscal 2021 to $40.56 in the current quarter). Meanwhile, ARPU increased quarter-over-quarter (from $36.82 in the second quarter of fiscal 2021 to $36.94 in the current quarter).

•

Revenue of $951 million for the first nine months of fiscal 2021 increased $79 million, or 9.1%, over the first nine months of fiscal 2020 mainly due to an increase in service revenue of $54 million, or 8.9%, due to the increased subscriber base, along with an increase in equipment revenue of $25 million, or 9.3%.

Shaw Communications Inc.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA of $115 million for the third quarter of fiscal 2021 improved by $14 million, or 13.9%, over the third quarter of fiscal 2020. The increase is primarily due to continued service revenue growth and improved equipment margins partially offset by higher IT, network and advertising costs relative to the prior year. Wireless adjusted EBITDA margin of 38.6% compared to 40.1% in the prior year primarily due to equipment sales being a higher proportion of wireless revenues in the current period.

•

As compared to the second quarter of fiscal 2020, adjusted EBITDA for the current quarter increased $18 million, or 18.6%, mainly due to a $7 million increase in service revenues and the impact of higher margins due to equipment sales being a lower proportion of wireless revenues in the current quarter.

•

Adjusted EBITDA for the first nine months of fiscal 2021 increased $34 million, or 13.4%, compared to the first nine months of fiscal 2020, primarily due to an increase in service revenues partially offset by additional costs in connection with the expansion of the Shaw retail footprint in the current year.

Capital expenditures and equipment costs

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	Change %	2021	2020	Change %
Wireline
New housing development	29	31	(6.5)	79	97	(18.6)
Success-based	35	57	(38.6)	113	185	(38.9)
Upgrades and enhancements	75	81	(7.4)	248	244	1.6
Replacement	8	6	33.3	23	21	9.5
Building and other	16	20	(20.0)	39	76	(48.7)

Total as per Note 3 to the unaudited interim consolidated financial statements	163	195	(16.4)	502	623	(19.4)

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	70	73	(4.1)	214	181	18.2

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	233	268	(13.1)	716	804	(10.9)

In the third quarter of fiscal 2021, capital investment of $233 million decreased $35 million from the comparable period in fiscal 2020. Total Wireline capital spending of $163 million decreased $32 million compared to the prior year period primarily due to lower success-based capital, capitalized labour, and upgrades and enhancements. Wireless spending decreased by approximately $3 million year-over-year primarily due to lower network and IT related investment in the quarter, mainly due to timing, partially offset by increased spending related to retail and office space in the current year.

Wireline highlights for the quarter include:

•	For the quarter, investment in combined upgrades, enhancements and replacement categories was $83 million which is a decrease of $4 million, or 4.6%, over the prior year period.

•

Investments in new housing development were $29 million, a $2 million, or 6.5%, decrease over the prior year period, driven by lower residential and commercial customer network growth and acquisition in the current year.

•	Success-based capital for the quarter of $35 million was $22 million, or 38.6%, lower than the third quarter of fiscal 2020 primarily due to lower equipment purchases in the period.

•	Investments in buildings and other in the amount of $16 million was $4 million lower year-over year primarily due to higher corporate related costs in the comparable period.

Shaw Communications Inc.

Wireless highlights for the quarter include:

•

Capital investment of $70 million in the third quarter decreased relative to the third quarter of fiscal 2020 by $3 million, primarily due to lower network and IT related investment in the quarter, mainly due to timing, partially offset by increased spending related to retail and office space in the current year. In fiscal 2021, the Company continues to focus on investment in the Wireless network and infrastructure, specifically the continued deployment of 700 MHz spectrum, 600 MHz spectrum, LTE and small cells as well as enhancements to the back-office systems, retail locations and other corporate initiatives.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. During the first, second and third quarters of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded costs of $12 million in the first quarter of fiscal 2021, $1 million in the second quarter, and $1 million in the third quarter of fiscal 2021 primarily related to severance and employee related costs.

Amortization

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	Change %	2021	2020	Change %
Amortization revenue (expense)
Deferred equipment revenue	3	4	(25.0)	9	13	(30.8)
Deferred equipment costs	(11)	(16)	(31.3)	(37)	(51)	(27.5)
Property, plant and equipment, intangibles and other	(292)	(290)	0.7	(881)	(867)	1.6

Amortization of property, plant and equipment, intangibles and other increased 0.7% for the three months ended May 31, 2021 and increased 1.6% for the nine months ended May 31, 2021, when compared to the same periods in fiscal 2020. The increase in amortization reflects the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and interest expense

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	Change %	2021	2020	Change %
Amortization of financing costs – long-term debt	1	—	100.0	2	2	—
Interest expense	31	67	(53.7)	164	206	(20.4)

Interest expense for the three and nine months ended May 31, 2021 decreased $36 million, or 53.7%, and $42 million, or 20.4%, respectively, over the comparable periods which primarily reflects a $35 million reduction of tax related interest expense in the quarter as well as a lower average outstanding debt balances in the period and the decrease in the weighted average interest rate.

Shaw Communications Inc.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, realized and unrealized gains and losses on private investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the second quarter of fiscal 2021, the Company recorded a $27 million fair value gain on private investments in this category while in the third quarter of fiscal 2021, the Company recorded $18 million in Transaction-related advisory, legal, financial, and other professional costs.

Income taxes

Income taxes are lower in the quarter compared to the third quarter of fiscal 2020 due mainly to a revision to liabilities for uncertain tax positions that became statute barred in the period, which decreased income tax expense by $125 million.

Supplementary quarterly financial information

	2021(3)			2020(3)				2019
(millions of Canadian dollars except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	1,375	1,387	1,370	1,349	1,312	1,363	1,383	1,349
Adjusted EBITDA(1)	642	637	607	594	609	600	588	534
Restructuring costs	(1)	(1)	(12)	—	(14)	—	—	10
Amortization	(300)	(303)	(305)	(312)	(302)	(300)	(303)	(250)
Amortization of financing costs	(1)	—	(1)	(1)	—	(1)	(1)	(1)
Interest expense	(31)	(67)	(66)	(68)	(67)	(68)	(71)	(66)
Other income (expense)	(21)	26	(2)	(1)	7	(19)	(3)	2
Income taxes	66	(75)	(58)	(37)	(49)	(45)	(48)	(63)
Net income(2)	354	217	163	175	184	167	162	166
Net income attributable to equity shareholders	354	217	163	175	184	167	162	166
Earnings per share
Basic	0.71	0.43	0.31	0.34	0.35	0.32	0.31	0.32
Diluted	0.70	0.43	0.31	0.34	0.35	0.32	0.31	0.32

Other Information
Cash flows from operating activities	560	473	300	632	588	361	339	435
Free cash flow(1)	307	248	225	152	221	191	183	42
Capital expenditures and equipment costs	233	250	234	307	268	276	260	382

(1)	See “Non-GAAP and additional financial measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests.
(3)

Fiscal 2021 and 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as “Results of Operations” and “Segmented Operations Review” in the MD&A for the year ended August 31, 2020.

F21 Q3 vs F21 Q2

In the third quarter of fiscal 2021, net income increased $137 million compared to the second quarter of fiscal 2021 mainly due to a $131 million decrease in current income taxes expense and a $36 million decrease in interest expense mainly due to a revision to liabilities for uncertain tax positions that became statute barred in the period, which reduced these expenses by $125 million and $35 million respectively, a $9 million decrease in deferred taxes, and a $5 million increase in adjusted EBITDA, partially offset by $18 million in Transaction related advisory, legal, financial, and other professional fees in the quarter and

Shaw Communications Inc.

the impact of the $27 million fair value gain on private investments recorded in the second quarter.

F21 Q2 vs F21 Q1

In the second quarter of fiscal 2021, net income increased $54 million compared to the first quarter of fiscal 2021 mainly due to a $30 million increase in adjusted EBITDA, an $11 million decrease in restructuring costs, and a $27 million fair value gain on private investments recorded in the second quarter, partially offset by a $9 million increase in deferred taxes and an $8 million increase in current taxes, all in the second quarter.

F21 Q1 vs F20 Q4

In the first quarter of fiscal 2021, net income decreased $12 million compared to the fourth quarter of fiscal 2020 mainly due to a $12 million increase in restructuring costs in the first quarter and a $27 million increase in deferred taxes, partially offset by a $13 million increase in adjusted EBITDA and a $6 million decrease in current taxes, all in the first quarter.

F20 Q4 vs F20 Q3

In the fourth quarter of fiscal 2020, net income decreased $9 million compared to the third quarter of fiscal 2020 mainly due to an $15 million decrease in adjusted EBITDA and a $23 million increase in current taxes in the fourth quarter as well an $8 million decrease in other gains (losses) as a result of an insurance claim recovery in the third quarter, partially offset by a $35 million decrease in deferred taxes and a $14 million decrease in restructuring costs in the fourth quarter.

F20 Q3 vs F20 Q2

In the third quarter of fiscal 2020, net income increased $17 million compared to the second quarter of fiscal 2020 mainly due to a $26 million increase in other gains (losses), which includes the impact of the $17 million payment related to the early redemption of $800 million in senior notes in the second quarter, a $6 million insurance claim recovery, a $9 million increase in adjusted EBITDA in the third quarter and a $4 million decrease in current taxes, partially offset by an $8 million increase in deferred taxes, also in the third quarter.

F20 Q2 vs F20 Q1

In the second quarter of fiscal 2020, net income increased $5 million compared to the first quarter of fiscal 2020 mainly due to a $13 million decrease in current taxes, a $12 million increase in adjusted EBITDA and a $3 million decrease in interest expense, all in the second quarter, partially offset by a $17 million payment related to the early redemption of $800 million in senior notes and a $10 million increase in deferred taxes, also in the second quarter.

F20 Q1 vs F19 Q4

In the first quarter of fiscal 2020, net income decreased $3 million compared to the fourth quarter of fiscal 2019 mainly due to a $23 million decrease in deferred taxes in the first quarter. This was partially offset by a $7 million increase in current taxes in the first quarter as well as the net impact of the adoption of IFRS 16 which resulted in a decrease to operating, general and administrative costs that was more than offset by increases to amortization of property, plant and equipment, intangibles and other and interest expense.

Shaw Communications Inc.

Financial position

Total assets were $16.0 billion at May 31, 2021 compared to $16.2 billion at August 31, 2020. The following is a discussion of significant changes in the Consolidated Statements of Financial Position since August 31, 2020.

Current assets decreased $92 million primarily due to a decrease in cash of $272 million and a decrease in the current portion of contract assets of $24 million, partially offset by increases in accounts receivables of $38 million, inventories of $4 million, other current assets of $36 million, and income taxes recoverable of $126 million. Cash decreased primarily due to the payment of $455 million in dividends, $336 million for share repurchases, as described below, and cash outlays for investing activities, partially offset by funds flow from operations. Refer to “Liquidity and capital resources” for more information.

Accounts receivable increased $38 million mainly due to timing, as the Company continues to migrate customers from two-month advance billing to one-month advance billing, and the impact of an $18 million capital project reimbursement accrual recorded in the period.

The current portion of contract assets decreased $24 million over the period due to a $12 million decrease in deferred Wireline costs as a result of lower onboarding promotional activity for new subscribers over the past year and a $12 million decrease due to a decrease in Wireless subscribers participating in the Company’s discretionary wireless handset discount program over the past year. Under IFRS 15, up-front promotional offers, such as onboarding or switch credits, offered to new two-year value-plan customers are recorded as a contract asset and amortized over the life of the contract against future service revenues while the portion of the Wireless discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $102 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the period.

Current liabilities increased $72 million during the period primarily due to the reclassification of $300 million in Preferred Shares from equity to current liabilities as a result of the Company providing notice to holders of the Preferred Shares on May 28, 2021 that the Preferred Shares would be redeemed on June 30, 2021. Refer to “Liquidity and capital resources” for more information. This increase was partially offset by a $112 million decrease in accounts payable, a decrease in income taxes payable of $57 million, and a decrease of $59 million in current provisions.

Accounts payable and accrued liabilities decreased due to the timing of payments and fluctuations in various payables including capital expenditures and tax remittances. The decrease in current provisions was mainly due to a $35 million reduction to the interest expense provision, a $20 million provision release related to the CRTC decision on final aggregated TPIA rates and the payment of outstanding restructuring costs in the period.

Lease liabilities increased $9 million mainly due to $91 million in new lease liabilities, partially offset by principal repayments of $82 million in the period.

Shareholders’ equity decreased $313 million mainly due to the reclassification of $300 million in Preferred Shares to a current liability as noted above. Retained earnings increased as the current period income of $734 million was greater than the dividends of $451 million and the impact of shares repurchased under the normal course issuer bid (NCIB) program of $207 million. Share capital decreased $406 million due to the impact of 14,783,974 Class B Shares repurchased under the terms of the Company’s NCIB program, and the reclassification of all 12,000,000 issued and outstanding Preferred Shares to current liability, which

Shaw Communications Inc.

were partially offset by the issuance of 569,213 Class B Shares under the Company’s stock option plan. Accumulated other comprehensive loss decreased $24 million due to the remeasurement recorded on employee benefit plans in the period.

As at June 15, 2021, there were 476,449,262 Class B Shares, 10,012,393 Series A Shares, 1,987,607 Series B Shares, and 22,372,064 Class A Shares issued and outstanding. As at June 15, 2021, 2021, 7,597,890 Class B Shares were issuable on exercise of outstanding options. On June 30, 2021, all 12,000,000 issued and outstanding Preferred Shares were redeemed by the Company as noted above. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the nine-month period ended May 31, 2021, the Company generated $781 million of free cash flow. Shaw used its free cash flow along with cash of $272 million and proceeds from the issuance of Class B Shares of $15 million to pay common share dividends of $449 million, repurchase $336 million in Class B Shares under the Company’s NCIB program, pay $25 million in restructuring costs, and fund the net working capital change.

Debt structure and financial policy

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at May 31, 2021, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at May 31, 2021). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of the Company’s other assets.

As at May 31, 2021, the net debt leverage ratio for the Company was 2.4x. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.5x to 3.0x would be appropriate for the Company in the current environment. In addition, the terms of the Arrangement Agreement require Shaw to obtain Rogers’ consent prior to incurring certain types of indebtedness.

Shaw Communications Inc.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	May 31, 2021	August 31, 2020
Short-term borrowings	200	200
Preferred shares classified as current liabilities	300	—
Current portion of long-term debt	1	1
Current portion of lease liabilities	110	113
Long-term debt	4,549	4,547
Lease liabilities	1,169	1,157
50% of outstanding preferred shares classified as equity	—	147
Cash and cash equivalents	(491)	(763)

(A) Net debt(2)	5,838	5,402
(B) Adjusted EBITDA(2)	2,480	2,391

(A/B) Net debt leverage ratio(3)	2.4x	2.3x

(1)	The following contains a breakdown of the components in the calculation of net debt leverage ratio, which is a non-GAAP ratio.
(2)	See “Non-GAAP and additional financial measures.”
(3)

Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for further information about this ratio.

On November 2, 2020, the Company announced that it had received approval from the TSX to establish an NCIB program. The program commenced on November 5, 2020 and will remain in effect until November 4, 2021. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020.

During the three and nine months ended May 31, 2021, the Company purchased 1,559,202 and 14,783,974 Class B Shares for cancellation for a total cost of approximately $36 million and $336 million, respectively, under the NCIB program. In connection with the announcement of the Transaction on March 15, 2021, the Company suspended share buybacks under its NCIB program.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

	Covenant as at May 31, 2021	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.89:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	11.17:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are broadly defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at May 31, 2021, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

On May 28, 2021, the Company announced the redemption of all of its issued and outstanding Preferred Shares in accordance with their terms (as set out in the Company’s articles) on the Redemption Date at a price equal to $25.00 per Preferred Share, less any tax required to be deducted or withheld.

Shaw Communications Inc.

On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300 million.

On April 14, 2021, the Company’s Board of Directors declared a dividend of $0.17444 per Series A Share and $0.12956 per Series B Share, each payable on June 30, 2021 to holders of record on June 15, 2021. These were the final dividends on the Preferred Shares, which were paid separately from the aggregate Redemption Price and in the usual manner. Following payment of the June 30, 2021 dividends, there were no accrued and unpaid dividends on the Preferred Shares.

As at May 31, 2021, the Company had $491 million of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations and working capital requirements, including maturing debt, during the upcoming year. The terms of the Arrangement Agreement require that the Company maintain sufficient liquidity to pay an $800 million termination fee payable by Shaw in certain circumstances.

Cash Flow

Operating Activities

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	Change %	2021	2020	Change %
Funds flow from operations	708	541	30.9	1,735	1,487	16.7
Net change in non-cash balances related to operations	(148)	47	>(100.0)	(402)	(199)	>(100.0)

	560	588	(4.8)	1,333	1,288	3.5

For the three months ended May 31, 2021, funds flow from operating activities decreased over the comparable period in fiscal 2020 primarily due to a large decrease in the net change in non-cash balances related to operations partially offset by an increase in the funds flow from operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payments of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	Decrease	2021	2020	Decrease
Cash used in investing activities	(260)	(261)	(1)	(746)	(865)	(119)

For the three months ended May 31, 2021, the cash used in investing activities was consistent with the comparable period in fiscal 2020.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	2021	2020
Increase in short-term borrowings [note 7]	—	(5)	—	210
Issuance of long-term debt	—	500	—	1,300
Repayment of long-term debt	(1)	—	(1)	(2,068)
Debt arrangement costs	—	(4)	—	(14)
Payment of lease liabilities [note 6]	(24)	(25)	(82)	(82)
Issue of Class B Shares [note 10]	14	1	15	6
Purchase of Class B Shares	(36)	(35)	(336)	(140)
Dividends paid on Class A Shares and Class B Shares	(148)	(152)	(449)	(421)
Dividends paid on Preferred Shares	(2)	(3)	(6)	(7)
Payment of distributions to non-controlling interests	—	—	—	(2)

	(197)	277	(859)	(1,218)

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2020 and May 31, 2021.

Accounting standards

The MD&A included in the Company’s August 31, 2020 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the 2020 Annual Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2020. The condensed interim Consolidated Financial Statements follow the same accounting policies and methods of application as the 2020 Annual Consolidated Financial Statements.

Related party transactions

The Company’s transactions with related parties are discussed in its MD&A for the year ended August 31, 2020 under “Related Party Transactions” and under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2020.

There has been no material change in the Company’s transactions with related parties between August 31, 2020 and May 31, 2021.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2020 and May 31, 2021. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s MD&A for the year ended August 31, 2020 and the section entitled “Financial Instruments” under Note 30 of the Consolidated Financial Statements of the Company for the year ended August 31, 2020.

Shaw Communications Inc.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (ICFR), are discussed in the Company’s MD&A for the year ended August 31, 2020 under “Certification.” As at May 31, 2021, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR in fiscal 2021.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2020 under “Known Events, Trends, Risks and Uncertainties.” The following is a list of the significant risks and uncertainties since that date.

Risks Related to the Transaction

The completion of the Transaction is subject to the satisfaction or waiver of several conditions precedent

The completion of the Transaction is subject to a number of conditions precedent, some of which are outside of the control of the Company and Rogers, including receipt of the Key Regulatory Approvals, there not having occurred a Material Adverse Effect or Purchaser Material Adverse Effect (as such terms are defined in the Arrangement Agreement), and the satisfaction of certain other customary closing conditions. There can be no certainty, nor can the Company or Rogers provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. In addition, shareholders are advised that the condition relating to the occurrence of a Purchaser Material Adverse Effect is enforceable by, and is for the benefit of, the Shaw Family Living Trust. Accordingly, the Shaw Family Living Trust, which may have interests in the Transaction different from, or in addition to, those of other shareholders, has the right to prevent or delay the completion of the Transaction should it determine that a Purchaser Material Adverse Effect has occurred.

If, for any reason, the Transaction is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Shares may be materially adversely affected. In such circumstances, the Company’s business, financial condition or results of operations could also be subject to various material adverse consequences. In addition, if the Transaction is not completed, in certain circumstances, the Company may be required to pay a termination fee of $800 million to Rogers, the result of which could have a material adverse effect on the Company’s business, financial position and results of operations and its ability to fund growth prospects and current operations.

The Key Regulatory Approvals necessary to complete the Transaction may not be obtained or may only be obtained after substantial delay

To complete the Transaction, each of the Company and Rogers must make certain filings with and obtain certain consents and approvals from certain governmental and regulatory authorities. In particular, the Company and Rogers have not yet obtained the Key Regulatory Approvals, all of which are required to complete the Transaction. In addition, governmental or regulatory agencies could deny permission for, or seek to block or challenge the Transaction or the transfer or deemed transfer of specific assets, including spectrum licenses, or impose material conditions relating to the Arrangement or any such transfer. If any one of the Key Regulatory Approvals is not obtained or any applicable law is in effect which makes the consummation of the Transaction illegal, the Transaction will not be completed.

In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Transaction not being completed. In particular, if the Transaction is not completed by March 15, 2022 (subject to an

Shaw Communications Inc.

extension of up to 90 days if required to obtain the Key Regulatory Approvals), either Shaw or Rogers may terminate the Arrangement Agreement, in which case the Transaction will not be completed.

Under certain circumstances, if the Key Regulatory Approvals are not obtained or any law (that relates to one or more of the Key Regulatory Approvals or the Competition Act (Canada)) is in effect which would make the consummation of the Transaction illegal and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by the Company to perform in all material respects any of its covenants or agreements under the Arrangement Agreement, then Rogers is obligated to pay the $1.2 billion reverse termination amount and holders of the Class A Shares and Class B Shares will not receive the consideration under the Arrangement Agreement (as the Transaction will not be completed).

Federal election could impact the regulatory reviews of the Transaction

The potential for a federal election to be called before the expected closing of the Transaction may have an unpredictable impact on the timing and outcome of the regulatory reviews of the Transaction.

The Arrangement Agreement may be terminated in certain circumstances

The Transaction may be terminated by the Company or Rogers in certain circumstances, in which case the Transaction will not be completed. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by the Company or Rogers prior to the completion of the Transaction. The failure to complete the Transaction could materially negatively impact the market price of Shaw’s securities. Moreover, if the Arrangement Agreement is terminated and the Company’s Board determines to pursue another merger or business combination, there is no assurance that the Company’s Board will be able to find a party willing to pay an equivalent or greater price for all of Shaw’s issued and outstanding Class A Shares and Class B Shares than the price to be paid by Rogers pursuant to the Transaction.

The failure to complete the Transaction could negatively impact the Company and have a material adverse effect on the current and future operations, financial condition and prospects of the Company

If the Transaction is not completed for any reason, there are risks that the announcement of the Transaction and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships (including with future and prospective employees, customers, suppliers and partners) and could have a material adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. In addition, failure to complete the Transaction for any reason could materially negatively impact the market price of Shaw’s securities.

The entering into of the Arrangement Agreement may also preclude the Company from participating in any auction by ISED for wireless spectrum licenses.

On April 6, 2021, ISED published its list of applicants to participate in the 3500 MHz spectrum auction, which commenced on June 15, 2021. The list confirms that Shaw has elected not to participate in the auction.

If the Transaction is not completed, the inability of the Company to participate in any wireless spectrum auction and to acquire licenses thereunder could have a material adverse effect on the current and future operations, financial condition and prospects of the Company.

Shaw Communications Inc.

The Company will incur significant costs and, in certain circumstances, may be required to pay a Termination Fee

Certain costs relating to the Transaction, such as legal, accounting, tax and financial advisory fees, must be paid by the Company even if the Transaction is not completed. In addition, if the Transaction is not completed for certain reasons, the Company may be required to pay a termination fee of $800 million to Rogers, the result of which could have a material adverse effect on the Company’s business, financial position and results of operations and its ability to fund growth prospects and current operations.

The Transaction may divert the attention of management of the Company, impact the Company’s ability to attract or retain key personnel or impact the Company’s third party business relationships

The Transaction could cause the attention of the Company’s management to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. Because the completion of the Transaction is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company, which may adversely affect the Company’s ability to attract or retain key management and personnel in the period until the completion or termination of the Transaction.

In addition, third parties with which the Company currently has business relationships or may have business relationships in the future, including industry partners, regulators, customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future relationships with the Company or Rogers. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company.

The Arrangement Agreement contains certain restrictions on the ability of the Company to conduct its business

Under the Arrangement Agreement, the Company must generally use its reasonable best efforts to conduct its business in the ordinary course and, prior to the completion of the Transaction or the termination of the Arrangement Agreement, the Company is subject to certain covenants which restrict it from taking certain actions without the prior consent of Rogers and which require it to take certain other actions. In either case, such covenants may delay or prevent the Company from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if the Company were to remain a standalone entity.

The financing of the Transaction

Although the Arrangement Agreement does not contain a financing condition and Rogers has received the debt commitment letter to provide for the debt financing in order to finance the Transaction, the obligation of the lenders under the debt commitment letter to provide the debt financing is subject to certain limited conditions. In the event that the Transaction cannot be completed due to the failure of Rogers to obtain financing required to close the Transaction either because the limited conditions to the financing are not satisfied or other events arise which prevent Rogers from consummating the Debt Financing, the Company expects that Rogers may be unable to fund the Consideration required to complete the Arrangement, in which case Rogers will be required to pay a reverse termination fee of $1.2 billion to the Company and the holders of the Class A Shares and Class B Shares will not receive the consideration under the Arrangement Agreement (as the Transaction will not be completed).

Shaw Communications Inc.

Government regulations and regulatory developments

See our MD&A in the Annual Report for the year ended August 31, 2020 for a discussion of the significant regulations that affected our operations as of October 30, 2020. The following is a list of the significant regulatory developments since that date.

For a discussion of the regulatory approval processes related to the Transaction, see “Introduction – Shaw and Rogers Transaction” and “Risks and uncertainties – Risks Related to the Transaction – The Key Regulatory Approvals necessary to complete the Transaction may not be obtained or may only be obtained after substantial delay and a Federal election could impact the regulatory reviews of the Transaction” of this MD&A.

Broadcasting Act

Potential for requirements that entrench or augment regulatory asymmetry

On November 3, 2020, the Minister of Heritage introduced a bill to amend the Broadcasting Act (“Bill C-10”). Bill C-10 will form the basis of a new regulatory regime applicable to various classes of service providers, including cable and direct-to-home satellite (DTH) services, as well as online broadcasting services. Bill C-10, while subject to amendment pursuant to the parliamentary process, does not currently introduce material new obligations applicable to or fees payable by the Company’s cable, DTH, Satellite Relay Distribution or digital media services. It would, however, establish a regulatory framework for online services that does not require licensing and may ultimately lead to a lighter set of regulatory obligations for such services as compared to licensees (including cable and DTH services). The details with respect to regulatory obligations applicable to both licensees and online undertakings will be determined by the CRTC, which will – subsequent to any royal assent to Bill C-10 – engage in one or more proceedings to align Canadian broadcasting regulation with the amended Broadcasting Act. Furthermore, the Minister of Heritage has indicated that the CRTC’s subsequent regulatory processes will be subject to a Direction by the Governor-in-Council that sets out the Government’s expectations with respect to how the newly-incorporated amendments to the Broadcasting Act should be reflected in regulation, which Direction may also specify the requirement that new regulations be brought into force within a relatively short timeframe. On February 16, 2021, Bill C-10 passed Second Reading and was referred to the Standing Committee on Canadian Heritage for study. On June 14, 2021, the Standing Committee presented its report on Bill C-10 with amendments in the House of Commons, and on June 22, 2021, the House of Commons passed the Bill, which is now before, and requires passing by, the Senate. The implementation of new regulatory measures in connection with Bill C-10, alone or in combination with the maintenance of existing regulatory measures applicable to the Company’s cable and DTH services, could impact the Company’s cable and DTH services if regulatory fees and obligations are not applied symmetrically as between licensed and unlicensed entities.

Telecommunications Act

Telecom Order CRTC 2019-288

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s final wholesale high-speed access (HSA) service rates. The final rates were significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. For a detailed summary regarding all proceedings and decisions issued between August 15, 2019 and October 30, 2020 related to the Company’s multiple routes of appeal of the Order, see “Government Relations and Regulatory Developments – Third Party Internet Access” of the Company’s Annual Report for the year ended August 31, 2020.

On November 12, 2020, the Company, together with Cogeco, Eastlink, Rogers and Videotron (collectively, the “Cable Carriers”), filed an application with the Supreme Court of Canada (SCC), seeking leave to appeal

Shaw Communications Inc.

the Federal Court of Appeal’s (FCA) decision dated September 10, 2020 denying the Company’s appeal of the Order. On February 25, 2021, the application for leave to appeal was dismissed.

On May 27, 2021, the CRTC released its decision in the Cable Carriers’ application to review and vary the rates set by the Order (“TD 2021-181”). The CRTC determined that there was substantial doubt as to the correctness of the aggregated wholesale HSA service rates set by the Order and approved on a final basis the interim rates set in October 2016. On May 28, 2021, TekSavvy Solutions Inc. (“TekSavvy”) petitioned to the Governor in Council (GIC) to vary TD 2021-181, asking the GIC to finalize the rates set by the Order and direct all facilities-based wholesale service providers to immediately remit all retroactive payments in connection with the Order’s rates. On June 28, TekSavvy also filed a motion for leave to appeal TD 2021-181 to the FCA and has requested that the appeal be heard on an expedited basis. If leave is granted, TekSavvy will seek an order from the FCA that TD 2021-181 is quashed, and the 2019 Order is reinstated or, in the alternative, that the matter is remitted to the CRTC for redetermination. If the GIC or the FCA were to intervene in any way with the effect of decreasing the aggregated wholesale HSA service rates set by TD 2021-181, this could significantly reduce the amount that the Company can charge for aggregated wholesale HSA services and negatively impact the Company’s broadband Wireline revenues and investments, as well as its ability to compete with Resellers and other facilities-based HSA providers.

CRTC Wireless Review

In February 2019, the CRTC initiated its review of the regulatory framework for mobile wireless services and held a public hearing in February 2020. The Commission reviewed competition in the retail market, including potential regulatory intervention, such as new retail policies and mandated low-cost data-only plans, and wholesale wireless regulation, including wholesale access for mobile virtual network operators (MVNOs), and whether there is any need to make changes to the wholesale roaming policy.

In April 2021, the CRTC issued Wireless Review decision, Telecom Regulatory Policy CRTC 2021-130 (“TRP 2021-130”). In it, the CRTC rejected a broad MVNO regime and instead mandated wholesale MVNO access on the incumbent national carriers’ networks only for carriers holding a spectrum licence in a given service area. The CRTC directed the incumbents to file proposed terms and conditions for the MVNO service by July 14, 2021. Rates will be determined through commercial negotiation, with recourse to CRTC Final Offer Arbitration if negotiations reach an impasse. The CRTC also held that the incumbent carriers would be required to provide seamless roaming as part of their mandated domestic wholesale roaming services used by the Company and other carriers as of April 15, 2022 and confirmed that the wholesale roaming policy applies to 5G networks. The incumbents’ wholesale roaming tariffs will be reviewed to ensure the rates reflect the underlying costs associated with seamless roaming following its implementation. At that time, the CRTC will also assess the underlying costs of wholesale roaming on 5G networks. TRP 2021-130 did not mandate specific retail services but set clear expectations for the offer and promotion by the incumbent national carriers of low-cost, emergency use, and occasional use plans at specified rates. The CRTC expects these plans to be offered by July 14, 2021. Finally, the CRTC determined that the Telecommunications Act does not give it the jurisdiction to adjudicate disputes concerning access to public places for the purpose of constructing, maintaining and operating mobile wireless transmission facilities. On May 14, 2021, TELUS filed for leave to appeal the CRTC’s determinations related to seamless roaming and jurisdiction over access to public places relating to wireless facilities.

Compliance and Enforcement and Telecom Notice of Consultation CRTC 2021-9

On January 13, 2021, the CRTC initiated a proceeding to develop a network-level blocking framework to limit botnet traffic targeting Canadians. Shaw has recommended a limited role for the CRTC. If, however, the CRTC implements more onerous obligations, this could introduce additional costs to the Company and a risk of penalties in connection with any non-compliance.

Shaw Communications Inc.

36-Month Device Financing

On March 4, 2021, the CRTC released its decision regarding 36-month device financing plans (also referred to as equipment installment plans), in which it confirmed that plans longer than 24-months violate the Wireless Code. The CRTC also ordered all wireless service providers to update their contracts, sales, training material and any other documentation, to ensure that the offering of device financing plans complies with the Wireless Code’s limitation on rules applicable to contract length and early cancellation fees. The Company has never offered device financing plans longer than 24-months.

Radiocommunication Act

Wireless Spectrum Licences

In May 2021, ISED released its decision allowing future mobile use in the 3800 MHz band (3650-3900 MHz). The band is currently used primarily to provide fixed satellite services. Existing satellite users of the spectrum in remote, satellite dependent areas of the country will be permitted to continue to operate across the band, while those in urban areas will be consolidated in the 4000-4200 MHz spectrum range and subject to a transition process that will be complete in March 2025. The details of the licensing framework for the band will be the subject of a future proceeding.

In May 2021, ISED also released a decision confirming its intention to make 1200 MHz of spectrum in the 6 GHz band (5925-7125 MHz) available for Wi-Fi and other unlicensed uses. Technical standards for equipment operating in the band must be developed before the spectrum becomes available for use.

Copyright Act

Interpretation of s.2.4(1.1)

In June 2020, the Federal Court of Appeal overturned the Copyright Board’s interpretation of the scope and meaning of the “making available” provision (section 2.4(1.1) of the Copyright Act). The Copyright Board determined that section 2.4(1.1) expands the scope of the performance right and the Society of Composers, Authors and Music Publishers of Canada’s (SOCAN) entitlement to royalties. On November 12, 2020, SOCAN and Music Canada (collectively, the “Applicants”) filed an application for leave to appeal to the SCC. On April 21, 2021, leave to appeal was granted to the Applicants. If the SCC restores the Copyright Board’s interpretation, it could lead to new claims by rights holders in connection with Company technologies that facilitate downloading.

Judicial Review of the Distant Signal Retransmission Tariff Rates (2014-2018)

On December 18, 2018, the Copyright Board released a rate decision for the Distant Signal Retransmission Tariff for the past tariff period of 2014-2018, inclusive, which introduced a rate increase that applied retroactively, and established an interim tariff for 2019 based on the 2018 rate. Both the Copyright Collective of Canada (the “Collectives”) and Objectors filed a Notice of Application for judicial review with the FCA on November 4, 2019. The FCA hearing in the judicial review was held on March 1-2, 2021. If the Collectives succeed in the judicial review, the Company could become subject to significantly increased royalty rates for the 2014-2018 period, pursuant to either the FCA’s decision in the judicial review or any redetermination of the rates by the Copyright Board.

Shaw Communications Inc.

Personal Information Protection and Electronic Documents Act (PIPEDA)

On November 17, 2020, the Minister of Innovation, Science and Industry introduced Bill C-11 – the Digital Charter Implementation Act (“DCIA”), which, if passed and brought into force, will repeal and replace PIPEDA. Bill C-11 is comprised of two parts: (1) the Consumer Privacy Protection Act (the “CPPA”), which establishes protections and parameters for the collection, use and disclosure of personal information (“PI”), including enhanced rights for individuals with respect to their privacy and data; enhanced accountabilities for organizations with respect to consent gathering and data usage; and significant penalties (up to 5% of an organization’s gross revenue the previous year) for breaches of rights and responsibilities; and (2) the Personal Information and Data Protection Tribunal Act (the “PIDPTA”), which creates a new administrative tribunal to oversee enforcement of the CPPA. As of June 17, 2021, Bill C-11 remains in Second Reading before the House of Commons.

Changes to privacy laws and regulations resulting from the passage of Bill C-11 will require the Company to incur costs to adjust its policies and practices related to privacy, as well as data collection, management, disposal and access practices. Such changes could: result in significant new costs payable by the Company to ensure compliance; limit the Company’s ability to utilize data in support of its business, as well as preserve and expand its customer base; and expose the Company to the risk of significant penalties and claims (including pursuant to a proposed right of private action) in connection with any non-compliance. The Government will be consulting on Bill C-11, and the timing of its coming into force will be set at the time the legislation is passed.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	May 31, 2021	August 31, 2020
ASSETS
Current
Cash and cash equivalents	491	763
Accounts receivable	306	268
Income taxes recoverable	126	—
Inventories	64	60
Other current assets [note 4]	313	277
Current portion of contract assets [note 12]	108	132

	1,408	1,500
Investments and other assets [note 5 & 17]	70	42
Property, plant and equipment	6,040	6,142
Other long-term assets	149	163
Contract assets [note 12]	30	40
Deferred income tax assets	2	1
Intangibles [note 18]	8,001	7,997
Goodwill [note 18]	280	280

	15,980	16,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 7]	200	200
Accounts payable and accrued liabilities	887	999
Provisions [note 8]	42	101
Income taxes payable	—	57
Preferred shares [note 10]	300	—
Current portion of contract liabilities [note 12]	209	211
Current portion of long-term debt [notes 9 and 17]	1	1
Current portion of lease liabilities [note 6]	110	113
Current portion of derivatives	11	6

	1,760	1,688
Long-term debt [notes 9 and 17]	4,549	4,547
Lease liabilities [note 6]	1,169	1,157
Other long-term liabilities	42	72
Provisions [note 8]	81	80
Deferred credits	393	406
Contract liabilities [note 12]	14	14
Deferred income tax liabilities	2,052	1,968

	10,060	9,932
Shareholders’ equity [notes 10 and 15]
Common and preferred shareholders	5,920	6,233

	15,980	16,165

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	2021	2020
Revenue [notes 3 and 12]	1,375	1,312	4,132	4,058
Operating, general and administrative expenses [note 13]	(733)	(703)	(2,246)	(2,261)
Restructuring costs [notes 8 and 13]	(1)	(14)	(14)	(14)
Amortization:
Deferred equipment revenue	3	4	9	13
Deferred equipment costs	(11)	(16)	(37)	(51)
Property, plant and equipment, intangibles and other	(292)	(290)	(881)	(867)

Operating income	341	293	963	878
Amortization of financing costs – long-term debt	(1)	—	(2)	(2)
Interest expense [note 9]	(31)	(67)	(164)	(206)
Other gains (losses) [note 14]	(21)	7	4	(15)

Income before income taxes	288	233	801	655
Current income tax expense (recovery)[note 3]	(88)	19	(8)	78
Deferred income tax expense	22	30	75	64

Net income	354	184	734	513

Net income attributable to:
Equity shareholders	354	184	734	513

Earnings per share: [note 11]
Basic	0.71	0.35	1.44	0.98
Diluted	0.70	0.35	1.44	0.98

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	2021	2020
Net income	354	184	734	513

Other comprehensive income [note 15]

Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	(5)	(1)	(6)	2
Adjustment for hedged items recognized in the period	2	1	3	(1)

	(3)	—	(3)	1

Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	4	40	27	34

	1	40	24	35

Comprehensive income	355	224	758	548

Comprehensive income attributable to:
Equity shareholders	355	224	758	548

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Nine months ended May 31, 2021
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
Balance as at September 1, 2020	4,602	27	1,703	(99)	6,233	—	6,233
Net income	—	—	734	—	734	—	734
Other comprehensive income	—	—	—	24	24	—	24

Comprehensive income	—	—	734	24	758	—	758
Dividends	—	—	(451)	—	(451)	—	(451)
Shares issued under stock option plan	16	(1)	—	—	15	—	15
Shares repurchased [note 10]	(129)	—	(207)	—	(336)	—	(336)
Preferred shares reclassified to current liabilities [note 10]	(293)	—	(7)	—	(300)	—	(300)
Share-based compensation	—	1	—	—	1	—	1

Balance as at May 31, 2021	4,196	27	1,772	(75)	5,920	—	5,920

Nine months ended May 31, 2020

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
Balance as at September 1, 2019	4,605	26	1,723	(94)	6,260	3	6,263
Net income	—	—	513	—	513	—	513
Other comprehensive income	—	—	—	35	35	—	35

Comprehensive income	—	—	513	35	548	—	548
Dividends	—	—	(426)	—	(426)	—	(426)
Dividend reinvestment plan	37	—	(37)	—	—	—	—
Distributions declared to non-controlling interest	—	—	—	—	—	(3)	(3)
Shares issued under stock option plan	6	—	—	—	6	—	6
Shares repurchased	(49)	—	(91)	—	(140)	—	(140)
Share-based compensation	—	1	—	—	1	—	1

Balance as at May 31, 2020	4,599	27	1,682	(59)	6,249	—	6,249

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2021	2020	2021	2020
OPERATING ACTIVITIES
Funds flow from operations [note 16]	708	541	1,735	1,487
Net change in non-cash balances	(148)	47	(402)	(199)

	560	588	1,333	1,288

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(227)	(224)	(641)	(742)
Additions to equipment costs (net) [note 3]	(4)	(5)	(16)	(23)
Additions to other intangibles [note 3]	(31)	(32)	(107)	(96)
Net additions to investments and other assets	—	—	(1)	(5)
Proceeds on disposal of property, plant and equipment	2	—	19	1

	(260)	(261)	(746)	(865)

FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings [note 7]	—	(5)	—	210
Issuance of long-term debt	—	500	—	1,300
Repayment of long-term debt	(1)	—	(1)	(2,068)
Debt arrangement costs	—	(4)	—	(14)
Payment of lease liabilities [note 6]	(24)	(25)	(82)	(82)
Issue of Class B Shares [note 10]	14	1	15	6
Purchase of Class B Shares [note 10]	(36)	(35)	(336)	(140)
Dividends paid on Class A Shares and Class B Shares	(148)	(152)	(449)	(421)
Dividends paid on Preferred Shares	(2)	(3)	(6)	(7)
Payment of distributions to non-controlling interests	—	—	—	(2)

	(197)	277	(859)	(1,218)

Increase (decrease) in cash	103	604	(272)	(795)
Cash, beginning of the period	388	47	763	1,446

Cash, end of the period	491	651	491	651

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (TSX), TSX Venture Exchange (TSXV) and New York Stock Exchange (NYSE) (Symbol: TSX - SJR.B, NYSE - SJR, and TSXV - SJR.A).

On March 15, 2021, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Shaw Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

The Transaction remains subject to other customary closing conditions including approvals from certain Canadian regulators, including the Competition Bureau, Innovation, Science and Economic Development Canada (ISED) and the Canadian Radio-television and Telecommunications Commission (CRTC). Subject to the receipt of all required approvals, and the satisfaction of all closing conditions, the Transaction is expected to close in the first half of 2022.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements of the Company for the three and nine months ended May 31, 2021 were authorized for issue by the Board of Directors on June 30, 2021.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2020 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2020.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended May 31,		Nine months ended May 31,
	2021	2020	2021	2020
Revenue
Wireline	1,080	1,063	3,190	3,193
Wireless	298	252	951	872

	1,378	1,315	4,141	4,065
Intersegment eliminations	(3)	(3)	(9)	(7)

	1,375	1,312	4,132	4,058

Adjusted EBITDA(1)
Wireline	527	508	1,599	1,544
Wireless	115	101	287	253

	642	609	1,886	1,797
Restructuring costs	(1)	(14)	(14)	(14)
Amortization	(300)	(302)	(909)	(905)

Operating income	341	293	963	878

Current taxes(2)
Operating	39	18	117	72
Other/non-operating	(127)	1	(125)	6

	(88)	19	(8)	78

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

(2)	Current taxes are lower for the three and nine months ended May 31, 2021 due mainly to a revision to liabilities for uncertain tax positions that became statute barred in the period of $125.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2021	2020	2021	2020
Capital expenditures accrual basis
Wireline	158	190	486	599
Wireless	70	73	214	181

	228	263	700	780

Equipment costs (net of revenue)
Wireline	5	5	16	24

Capital expenditures and equipment costs (net)
Wireline	163	195	502	623
Wireless	70	73	214	181

	233	268	716	804

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	227	224	641	742
Additions to equipment costs (net)	4	5	16	23
Additions to other intangibles	31	32	107	96

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	262	261	764	861
Increase/(decrease) in working capital and other liabilities related to capital expenditures	(27)	7	(29)	(56)
Less: Proceeds on disposal of property, plant and equipment	(2)	—	(19)	(1)

Total capital expenditures and equipment costs (net) reported by segments	233	268	716	804

4.	OTHER CURRENT ASSETS

	May 31, 2021	August 31, 2020
Prepaid expenses	98	89
Deferred commission costs(1)	59	61
Wireless handset receivables(2)	156	127

	313	277

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2020, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	INVESTMENTS AND OTHER ASSETS

	May 31, 2021	August 31, 2020
Investments in private entities	70	42

The Company has a portfolio of investments in various private entities. In the second quarter of fiscal 2021, the Company recorded a net fair value adjustment of $27 relating to these investments. This gain is included in other gains (losses) on the Consolidated Statements of Income for the nine months ended May 31, 2021.

6.	LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities.

August 31, 2020	1,270
Net additions	91
Interest on lease liabilities	34
Interest payments on lease liabilities	(34)
Principal payments of lease liabilities	(82)
Other	—

Balance as at May 31, 2021	1,279

Current	113
Long-term	1,157

Balance as at August 31, 2020	1,270

Current	110
Long-term	1,169

Balance as at May 31, 2021	1,279

7.	SHORT-TERM BORROWINGS

A summary of our accounts receivable securitization program is as follows:

	Three months ended May 31,		Nine months ended May 31,
	2021	2020	2021	2020
Accounts receivable securitization program, beginning of period	200	200	200	40
Proceeds received from accounts receivable securitization	—	—	—	160
Repayment of accounts receivable securitization	—	—	—	—

Accounts receivable securitization program, end of period	200	200	200	200

	May 31, 2021	August 31, 2020
Trade accounts receivable sold to buyer as security	432	446
Short-term borrowings from buyer	(200)	(200)

Over-collateralization	232	246

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	PROVISIONS

	Asset retirement obligations $	Restructuring (1)(2) $	Other $	Total $
Balance as at August 31, 2020	79	13	89	181
Additions	—	14	9	23
Accretion	3	—	—	3
Reversal (3)	—	—	(58)	(58)
Payments	(1)	(25)	—	(26)

Balance as at May 31, 2021	81	2	40	123

Current	—	13	88	101
Long-term	79	—	1	80

Balance as at August 31, 2020	79	13	89	181

Current	—	2	40	42
Long-term	81	—	—	81

Balance as at May 31, 2021	81	2	40	123

(1)

During fiscal 2018 the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative and in fiscal 2020 restructured certain operations within the Wireline segment and announced a realignment of the senior leadership team. A total of $12 has been paid in fiscal 2021 relating to these initiatives. The remaining costs are expected to be paid out within the next 8 months.

(2)

During fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded $1 in the third quarter, $1 in the second quarter and $12 in the first quarter primarily related to severance and employee related costs, of which $13 has been paid as at May 31, 2021. The remaining costs are expected to be paid within the next 8 months.

(3)

During the third quarter of fiscal 2021, the Company recorded a $20 reversal following the CRTC decision on final aggregated Third Party Internet Access rates and a $35 reduction of tax related interest expense.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	LONG-TERM DEBT

	May 31, 2021				August 31, 2020
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost(1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $
Corporate
Cdn fixed rate senior notes-
3.80% due November 2, 2023	3.80	499	1	500	498	2	500
4.35% due January 31, 2024	4.35	499	1	500	499	1	500
3.80% due March 1, 2027	3.84	299	1	300	298	2	300
4.40% due November 2, 2028	4.40	496	4	500	496	4	500
3.30% due December 10, 2029	3.41	496	4	500	495	5	500
2.90% due December 9, 2030	2.92	496	4	500	496	4	500
6.75% due November 9, 2039	6.89	1,421	29	1,450	1,421	29	1,450
4.25% due December 9, 2049	4.33	296	4	300	296	4	300

		4,502	48	4,550	4,499	51	4,550
Other
Burrard Landing Lot 2 Holdings Partnership	Various	48	—	48	49	—	49

Total consolidated debt		4,550	48	4,598	4,548	51	4,599
Less current portion(2)		1	—	1	1	—	1

		4,549	48	4,597	4,547	51	4,598

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the Burrard Landing loans.

Interest Expense

	Three months ended May 31,		Nine months ended May 31,
	2021	2020	2021	2020
Interest expense – long-term debt	55	55	166	168
Amortization of senior notes discounts	—	—	1	1
Interest income – short-term (net)	(1)	(1)	(4)	(5)
Interest on lease liabilities (note 6)	12	11	34	33
Interest expense – other (1)	(35)	2	(33)	9

	31	67	164	206

(1)

Interest expense - other includes a $35 million reduction of tax related interest expense resulting from a revision of liabilities for uncertain tax provisions that became statute barred in the period.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

10.	PREFERRED SHARES LIABILITY AND SHARE CAPITAL

Changes in share capital during the nine months ended May 31, 2021 are as follows:

	Class A Shares		Class B Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2020	22,372,064	2	490,632,833	4,307	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	569,217	16	—	—	—	—
Issued upon restricted share unit exercises	—	—	6,423	—	—	—	—	—
Preferred shares reclassified to current liabilities	—	—	—	—	(10,012,393)	(245)	(1,987,607)	(48)
Shares repurchased	—	—	(14,783,974)	(129)	—	—	—	—

May 31, 2021	22,372,064	2	476,424,499	4,194	—	—	—	—

Series A and B Preferred Shares

On May 28, 2021, the Company announced that it intends to redeem all of its issued and outstanding Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”, and together with the Series A Shares, the “Preferred Shares”) in accordance with their terms (as set out in the Company’s articles) on June 30, 2021 (the “Redemption Date”) at a price equal to $25.00 per Preferred Share (the “Redemption Price”), less any tax required to be deducted or withheld.

As at May 31, 2021, there are 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price payable by Shaw to redeem the Preferred Shares will be $300 million. As notice was provided to the holders of the Series A Shares and Series B Shares on May 28, 2021, these amounts have been reclassified from share capital to current liabilities as at May 31, 2021.

On April 14, 2021, the Company’s Board of Directors declared a dividend of $0.17444 per Series A Share and $0.12956 per Series B Share, each payable on June 30, 2021 to holders of record on June 15, 2021. These will be the final dividends on the Preferred Shares. Upon payment of the June 30, 2021 dividends, there will be no accrued and unpaid dividends on the Preferred Shares as at the Redemption Date.

Subsequent to quarter-end, both the aggregate Redemption Price of $300 and the final dividends on the Preferred Shares were paid by Shaw on the Redemption Date.

Normal Course Issuer Bid

On November 2, 2020, the Company announced that it had received approval from the TSX to establish a normal course issuer bid (NCIB) program. The program commenced on November 5, 2020 and will remain in effect until November 4, 2021. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020.

During the nine months ended May 31, 2021, the Company purchased 14,783,974 Class B Shares for cancellation for a total cost of approximately $336 under the NCIB program. The average book value of the shares repurchased was $8.77 per share and was charged to share capital. The excess of the market price over the average book value, including transaction costs, was approximately $207 and was charged to retained earnings.

In connection with the announcement of the Transaction on March 15, 2021 (as discussed in more detail in Note 1), the Company suspended share buybacks under its NCIB program.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

11.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2021	2020	2021	2020
Numerator for basic and diluted earnings per share ($)
Net income	354	184	734	513
Deduct: dividends on Preferred Shares	(2)	(3)	(6)	(7)

Net income attributable to common shareholders	352	181	728	506

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Shares for basic earnings per share	499	513	505	516
Effect of dilutive securities (1)	2	—	—	—

Weighted average number of Class A Shares and Class B Shares for diluted earnings per share	501	513	505	516

Basic earnings per share ($)
Basic	0.71	0.35	1.44	0.98
Diluted	0.70	0.35	1.44	0.98

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and nine months ended May 31, 2021, nil (May 31, 2020 – 7,523,834) and 4,072,443 (May 31, 2020 – 6,619,109) options were excluded from the diluted earnings per share calculation, respectively.

12.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract	Contract
	Assets	Liabilities
Balance as at August 31, 2020	172	225
Increase in contract assets from revenue recognized during the year	108	—
Contract assets transferred to trade receivables	(129)	—
Contract terminations transferred to trade receivables	(13)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(217)
Increase in contract liabilities during the year	—	215

Balance as at May 31, 2021	138	223

	Contract	Contract
	Assets	Liabilities
Current	132	211
Long-term	40	14

Balance as at August 31, 2020	172	225

Current	108	209
Long-term	30	14

Balance as at May 31, 2021	138	223

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the nine months ended May 31, 2021. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

August 31, 2020	98
Additions to deferred commission cost assets	54
Amortization recognized on deferred commission cost assets	(61)

Balance as at May 31, 2021	91

Current	61
Long-term	37

Balance as at August 31, 2020	98

Current	59
Long-term	32

Balance as at May 31, 2021	91

Commission costs are amortized over a period ranging from 24 to 36 months.

Disaggregation of revenue

	Three months ended May 31,		Nine months ended May 31,
	2021	2020	2021	2020
Services
Wireline - Consumer	935	923	2,755	2,766
Wireline - Business	145	140	435	427
Wireless	225	206	658	604

	1,305	1,269	3,848	3,797

Equipment and other
Wireless	73	46	293	268

	73	46	293	268

Intersegment eliminations	(3)	(3)	(9)	(7)

Total revenue	1,375	1,312	4,132	4,058

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at May 31, 2021.

	Within 1 year	Within 2 years	Within 3 years	Within 4 years	Within 5 years
						Thereafter	Total
Wireline	1,644	716	136	71	22	2	2,591
Wireless	373	114	—	—	—	—	487

Total	2,017	830	136	71	22	2	3,078

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

13.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended May 31,		Nine months ended May 31,
	2021	2020	2021	2020
Employee salaries and benefits(1)	183	166	490	483
Purchase of goods and services	551	551	1,770	1,792

	734	717	2,260	2,275

(1)	For the three and nine months ended May 31, 2021, employee salaries and benefits include $1 (2020 - $14) and $14 (2020 - $14) in restructuring costs respectively.

14.	OTHER GAINS (LOSSES)

	Three months ended May 31,		Nine months ended May 31,
	2021	2020	2021	2020
Gain/(loss) on disposal of fixed assets	1	—	3	(2)
Fair value adjustment for private investments	—	—	27	—
Transaction costs (1)	(18)	—	(18)	—
Debt redemption penalty	—	—	—	(17)
Other (2)	(4)	7	(8)	4

	(21)	7	4	(15)

(1)

The Company has incurred a number of Transaction related advisory, legal, financial, and other professional fees in connection with the proposed acquisition of Shaw by Rogers. As these costs do not relate to ongoing operations, they have been classified as non-operating expenses. Please refer to Note 1 for further details on the Transaction.

(2)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

15.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2021 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(6)	1	(5)
Adjustment for hedged items recognized in the period	2	—	2

	(4)	1	(3)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	5	(1)	4

	1	—	1

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2021 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(8)	2	(6)
Adjustment for hedged items recognized in the period	4	(1)	3

	(4)	1	(3)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	36	(9)	27

	32	(8)	24

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2020 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Adjustment for hedged items recognized in the period	(2)	1	(1)

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	54	(14)	40

	54	(14)	40

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2020 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	—	2
Adjustment for hedged items recognized in the period	(2)	1	(1)

	—	1	1
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	47	(13)	34

	47	(12)	35

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Accumulated other comprehensive loss is comprised of the following:

	May 31, 2021	August 31, 2020
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(8)	(5)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(67)	(94)

	(75)	(99)

16.	CONSOLIDATED STATEMENTS OF CASH FLOWS

(i)	Funds flow from operations

	Three months ended May 31,		Nine months ended May 31,
	2021	2020	2021	2020
Net income from continuing operations	354	184	734	513
Adjustments to reconcile net income to funds flow from operations:
Amortization	301	302	911	907
Deferred income tax expense	22	30	75	64
Share-based compensation	—	—	1	1
Defined benefit pension plans	3	3	6	4
Net change in contract asset balances	26	20	34	(25)
Fair value adjustments for private investments	—	—	(27)	—
Other	2	2	1	23

Funds flow from operations	708	541	1,735	1,487

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2021	2020	2021	2020
Interest paid	76	77	186	217
Income taxes paid (net of refunds)	17	13	175	115
Interest received	1	1	4	6

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Nine months ended May 31,
	2021	2020
Issuance of Class B Shares:
Dividend reinvestment plan	—	37

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

17.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	May 31, 2021		August 31, 2020
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,550	5,215	4,548	5,613

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2021 and May 31, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

18.	INTANGIBLES AND GOODWILL

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2021 and the recoverable amount of the cash generating units exceeded their carrying value.

A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Cable cash generating unit as at February 1, 2021 would not result in any impairment loss. A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Satellite cash generating unit as at February 1, 2021 would not result in an impairment loss. A hypothetical decline of 10% in the recoverable amount of the Wireless generating unit as at February 1, 2021 would not result in any impairment loss.

Any changes in economic conditions since the impairment testing conducted as at February 1, 2021 do not represent events or changes in circumstance that would be indicative of impairment at May 31, 2021.

Significant estimates inherent to this analysis include discount rates and the terminal value. At February 1, 2021, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal adjusted EBITDA multiple
Cable	5.0%	0.0%	9.7x
Satellite	6.0%	-8.0%	6.5x
Wireless	6.0%	1.0%	6.1x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the second quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal adjusted EBITDA multiple
Cable	16.4%	13.8%	1.9%
Satellite	6.5%	4.2%	3.6%
Wireless	21.9%	13.5%	2.1%